Exhibit 99.2

Husky Energy Inc.

Management Information Circular

March 8, 2012

Notice of Annual Meeting of Shareholders

Thursday, April 26, 2012

Hyatt Regency Calgary

The Imperial Ballroom

700 Centre Street S.E.,

Calgary, Alberta, Canada

HUSKY ENERGY INC.

707 - 8th Avenue S.W.

Calgary, Alberta

T2P 1H5

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the Meeting) of holders of common shares (Common Shares) of Husky Energy Inc. (the Corporation) will be held in the Imperial Ballroom, Hyatt Regency Calgary, 700 Centre Street S.E., Calgary, Alberta on the 26th day of April, 2012 at 10:30 a.m. (Calgary time), for the following purposes:

1.	To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2011;

2.	To elect the Board of Directors for the ensuing year;

3.	To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation; and

4.	To transact such other business as may be properly brought before the Meeting, or any adjournment or adjournments thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. Only shareholders of record at the close of business on March 12, 2012 are entitled to notice of and to attend the Meeting, or any adjournment or adjournments thereof, and to vote thereat.

DATED at the City of Calgary, in the Province of Alberta, this 8th day of March, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

James D. Girgulis

Vice President, Legal & Corporate Secretary

IMPORTANT

Your participation at the Meeting is important. If you do not expect to attend in person and would like your Common Shares represented, please complete the enclosed form of proxy and return it as soon as possible in the envelope provided for that purpose. To be valid all proxies must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. (Calgary time) on April 24, 2012, or on the second last business day preceding any adjournment of the Meeting.

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

VOTING QUESTIONS AND ANSWERS	1

PRINCIPAL HOLDERS OF VOTING SECURITIES	4

BUSINESS OF THE MEETING	5

CONSOLIDATED FINANCIAL STATEMENTS	5
ELECTION OF DIRECTORS	5
APPOINTMENT OF AUDITORS	19

OTHER MATTERS TO BE ACTED UPON	19

EXECUTIVE COMPENSATION	19

COMPENSATION DISCUSSION AND ANALYSIS	19
TOTAL COST OF COMPENSATION	26
PERFORMANCE GRAPH	27
COMPENSATION GOVERNANCE	27
SUMMARY COMPENSATION TABLE	30
OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS	33
INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR	34
PENSION ALTERNATIVES PROGRAM	34
EMPLOYMENT AGREEMENTS	35
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	36

REPORTS OF OTHER COMMITTEES	37

AUDIT COMMITTEE REPORT	37
COMPENSATION COMMITTEE REPORT	39
CORPORATE GOVERNANCE COMMITTEE REPORT	40
HEALTH, SAFETY AND ENVIRONMENT COMMITTEE REPORT	42

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	43

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON	43

ADDITIONAL INFORMATION	43

SCHEDULE A - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

HUSKY ENERGY INC.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 26, 2012

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (Circular) is furnished in connection with the solicitation of proxies by the management of Husky Energy Inc. (Husky or the Corporation) for use at the annual meeting of the holders of common shares (the Common Shares) of the Corporation to be held on the 26th day of April, 2012 at 10:30 a.m. (Calgary time), or at any adjournment or adjournments thereof (the Meeting), for the purposes set forth in the Notice of Meeting.

Enclosed with this Circular is a form of proxy (Form of Proxy) for use at the Meeting. Each shareholder who is entitled to attend at meetings of shareholders is encouraged to participate in the Meeting and shareholders are urged to vote in person or by proxy. Concurrently with the mailing of this Circular to shareholders, a copy of the Corporation’s 2011 Annual Report, containing the consolidated financial statements of the Corporation that will be presented at the Meeting, is being mailed separately to shareholders.

The information contained in this Circular is given as of the 8th day of March, 2012, except where otherwise indicated.

VOTING QUESTIONS AND ANSWERS

Am I entitled to vote?

You are entitled to vote if you were a holder of Common Shares as of the close of business on March 12, 2012. Each Common Share entitles the holder to one vote.

What am I voting on?

You are voting on the following business matters that are to be addressed at the Meeting:

•	the election of directors to the Board of Directors of the Corporation to serve until the close of the next annual meeting of shareholders; and

•	the appointment of KPMG LLP as auditors of the Corporation, to serve until the close of the next annual meeting.

How many votes are required to pass a matter on the agenda?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters to be addressed at the Meeting.

What if amendments are made to these matters or if other matters are brought before the Meeting?

If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned a Form of Proxy, the person named in the Form of Proxy will have discretionary authority with respect to voting on amendments or variations to matters identified in the Notice of the Annual Meeting of Shareholders and on other matters which may properly come before the Meeting. As of the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the Form of Proxy will vote on them in accordance with their best judgment.

Who is soliciting my proxy?

The management of Husky is soliciting your proxy.

Solicitation of proxies will be made primarily by mail but may also be made by telephone or other contact by employees or agents of the Corporation at a nominal cost. All costs of such solicitation will be borne by the Corporation.

How do I vote?

There are two ways you can vote your Common Shares if your Common Shares are registered in your name. You may vote in person at the Meeting or you may complete, sign and return the enclosed Form of Proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting.

If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution) you should have received a request for voting instructions (Voting Instruction Form) from your nominee. Please note that Husky has limited access to the names of its non-registered shareholders. If you attend the Meeting, Husky may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the Meeting. Please register with the Corporation’s transfer agent Computershare Trust Company of Canada (Computershare), upon arrival at the Meeting. If you do not intend to attend the Meeting in person, follow the instructions on your Voting Instruction Form to vote by telephone, internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided.

When do I need to return my completed Form of Proxy?

If you desire to be represented by proxy you must deposit your completed Form of Proxy with Computershare by no later than 10:30 a.m. (Calgary time) (12:30 p.m. Toronto time) on April 24, 2012, or on the second last business day preceding any adjournment or adjournments of the Meeting.

Who votes my shares and how will they be voted if I return a Form of Proxy?

By properly completing and returning a Form of Proxy, you are authorizing the person(s) named in the Form of Proxy to attend the Meeting and to vote your Common Shares. You can use the enclosed Form of Proxy, or any other proper Form of Proxy, to appoint your proxyholder.

The Common Shares represented by your proxy must be voted as you instruct in the Form of Proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit.

Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

¡	FOR the individual election of those nominees set out in this Circular as directors; and

¡	FOR the appointment of KPMG LLP, as the auditors of the Corporation.

Can I appoint someone other than the individuals named in the enclosed Form of Proxy to vote my shares?

Yes, you have the right to appoint another person of your choice, who need not be a shareholder, to attend and vote on your behalf at the Meeting. If you wish to appoint a person other than those named in the enclosed Form of Proxy, then strike out those printed names appearing on the Form of Proxy and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Meeting and is aware that his or her appointment has been made to vote your Common Shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of Computershare.

What if my shares are registered in more than one name or in the name of a company?

If your Common Shares are registered in more than one name, all those persons in whose name the Common Shares are registered must sign the Form of Proxy. If the Common Shares are registered in the name of a company or any name other than your own, you may need to provide documentation that proves you are authorized to sign the Form of Proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact Computershare prior to submitting your Form of Proxy.

Can I revoke a proxy or voting instruction?

If you are a registered shareholder and have returned a Form of Proxy, you may revoke it at any time prior to the exercise thereof by:

(a)

completing and signing another Form of Proxy bearing a later date, and delivering it to Computershare at the address specified above at any time up to 10:30 a.m. (Calgary time) (12:30 p.m. Toronto time) on April 24, 2012, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned; or

(b)

delivering a written statement, signed by you or your authorized attorney to Computershare, at any time up to 10:30 a.m. (Calgary time) (12:30 p.m. Toronto time) on April 24, 2012, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

If you have returned a Form of Proxy and then attend personally at the Meeting you should, on arrival at the Meeting, contact a representative of Computershare to revoke the proxy and vote in person.

How many shares are entitled to vote?

As of February 29, 2012, there were 965,757,608 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on March 12, 2012.

What if the ownership of my shares has been transferred after March 12, 2012?

Any transferee or person acquiring Common Shares after March 12, 2012 may, on proof of ownership of Common Shares, demand of Computershare not later than 10 days before the Meeting that his, her or its name be included in the list of persons entitled to attend and vote at the Meeting.

What if I have other questions?

If you have any questions regarding the Meeting or require any assistance in completing the Form of Proxy, please contact Husky’s transfer agent, Computershare at: Computershare Shareholder Services, 1-800-564-6253 in Canada or the United States or outside of Canada or the United States at 1-514-982-7555.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation, as at February 29, 2012, no person or company beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Common Shares of the Corporation, other than as set forth below:

Name	Number of Common Shares	Percentage of Common Shares

L.F. Investments (Barbados) Limited	341,614,286(1)	35.37%

Hutchison Whampoa Luxembourg Holdings S.à r.l.	326,258,264(2)	33.78%

NOTES:

(1)

L.F. Investments (Barbados) Limited is 100% indirectly owned by Mr. Li Ka-shing and a trust of which members of Mr. Li’s family are discretionary beneficiaries, and is indirectly controlled by Mr. Li through the ownership of voting shares.

(2)

Hutchison Whampoa Luxembourg Holdings S.à r.l. is 100% indirectly owned by Hutchison Whampoa Limited of which Mr. Li Ka-shing is the Chairman. Mr. Li Ka-shing holds an indirect 2.84% interest and trusts of which members of Mr. Li’s family are discretionary beneficiaries hold an indirect 40.43% interest in Cheung Kong (Holdings) Limited, which holds an indirect 49.9% interest in Hutchison Whampoa Limited.

BUSINESS OF THE MEETING

Consolidated Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2011 and the Auditor’s Report for these statements will be received at the Meeting. These statements and the Auditor’s Report are contained in the 2011 Annual Report of the Corporation, which is made available to each shareholder entitled to receive a copy of the Notice of Annual Meeting of Shareholders and this Circular.

Election of Directors

At the Meeting, it is proposed that 14 directors be elected until the next annual meeting of shareholders or until their successors are elected or appointed. The Corporation’s Articles provide that the Corporation is to have a minimum of 3 directors and a maximum of 18. Pursuant to the Business Corporations Act (Alberta), the current directors of the Corporation cease to hold office at the close of the Meeting.

The name of each of the persons proposed to be nominated for election as a director, their biography for at least the five preceding years, the approximate number of Common Shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly as of December 31, 2011 and the approximate number of deferred share units (DSUs) held as of December 31, 2011 is set out below. The information contained herein is based upon information furnished by the respective nominees.

Management and the Board of Directors recommend that shareholders vote FOR the election of these nominees as directors. Unless authority to do so is withheld, the persons named in the enclosed Form of Proxy intend to vote FOR these nominees.

Management does not contemplate that any of these nominees will be unable to serve as a director. However, should that occur for any reason, the persons named in the Form of Proxy have the right to vote for another nominee in their discretion, unless the shareholder has directed that the Common Shares be withheld from voting in the election of directors. Each director elected will hold office until the close of the next annual meeting of the Corporation, or until his or her successor is elected or appointed.

LI, VICTOR T.K. (Non-Independent) Hong Kong Age: 47 Co-Chair Director since August 25, 2000 Common Shares: nil DSUs: nil

Mr. Li is Managing Director and Deputy Chairman of Cheung Kong (Holdings) Limited (a public investment holding and project management company).

Mr. Li is also Deputy Chairman and Executive Director of Hutchison Whampoa Limited (an investment holding company); Chairman and Executive Director of Cheung Kong Infrastructure Holdings Limited (an infrastructure company) and of CK Life Sciences Int’l., (Holdings) Inc. (a biotechnology company); Executive Director of Power Assets Holdings Limited (formerly Hongkong Electric Holdings Limited) (a holding company); and a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited.

Mr. Li is a member of the Standing Committee of the 11th National Committee of the Chinese People’s Political Consultative Conference of the People’s Republic of China and he is also a member of the Commission on Strategic Development and the Council for Sustainable Development of the Hong Kong Special Administrative Region and Vice Chairman of the Hong Kong General Chamber of Commerce. Mr. Li is also the Honorary Consul of Barbados in Hong Kong.

Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master’s of Science degree in Structural Engineering, both from Stanford University in 1987. He obtained an honorary degree, Doctor of Laws, honoris causa (LL.D) from the University of Western Ontario in 2009.

FOK, CANNING K.N. (Non-Independent) Hong Kong Age: 60 Co-Chair and Chair of the Compensation Committee Director since August 25, 2000 Common Shares: 250,000 DSUs: nil

Mr. Fok is Group Managing Director and Executive Director of Hutchison Whampoa Limited.

Mr. Fok is Chairman and a Director of Hutchison Harbour Ring Limited, Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Telecommunications (Australia) Limited, Power Assets Holdings Limited (formerly known as Hongkong Electric Holdings Limited) and Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust. Mr. Fok is the Deputy Chairman and a Director of Cheung Kong Infrastructure Holdings Limited, a Director of Cheung Kong (Holdings) Limited and an Alternate Director of Hutchison Telecommunications Hong Kong Holdings Limited. Mr. Fok was also Chairman and a Director of Partner Communications Company Ltd. from 1998 to 2009 and Chairman and non-executive Director of Hutchison Telecommunications International Limited from 2004 to 2010.

Mr. Fok obtained a Bachelor of Arts degree from St. John’s University, Minnesota in 1974 and a Diploma in Financial Management from the University of New England, Australia in 1976. He has been a member of the Institute of Chartered Accountants in Australia since 1979.

BRADLEY, STEPHEN E. (Independent) Hong Kong Age: 53 Member of the Corporate Governance Committee Director since July 27, 2010 Common Shares: 6,000 DSUs: nil

Mr. Bradley is a director of Broadlea Group Ltd., Senior Representative (China), Grosvenor Ltd., Vice Chair-man, ICAP (Asia Pacific) and a director of Swire Properties Ltd. and Special Advisor to the Chief Executive Officer of Rio Tinto Ltd.

Mr. Bradley entered the Foreign and Commonwealth Office in 1981 and served in various capacities including Director of Trade & Investment Promotions (Paris) from 1999 to 2002; Minister, DHM & Consul-General (Beijing) from 2002 to 2003 and HM Consul-General (Hong Kong) from 2003 to 2008. Mr. Bradley retired from the HM Diplomatic Service in 2009.

Mr. Bradley obtained a Bachelor of Arts degree from Balliol College, Oxford University in 1980 and a post-graduate diploma from Fudan University, Shanghai in 1981.
GHOSH, ASIM (Non-Independent, Management) Alberta, Canada Age: 64 President & Chief Executive Officer Director since May 1, 2009 Common Shares: 41,429 DSUs: nil

Mr. Ghosh was appointed the President & Chief Executive Officer of Husky on June 1, 2010. Prior thereto Mr. Ghosh was the Managing Director and Chief Executive Officer of Vodafone Essar Limited (a telecommunications company) until March 2009.

Mr. Ghosh began his career with Procter & Gamble in Canada in 1971 and subsequently worked with Rothmans International in what was then its Carling O’Keefe subsidiary from 1980 to 1988, his last position being Senior Vice President of the brewery operations. In 1989, Mr. Ghosh moved to India as the Chief Executive Officer of the Pepsi Foods (Frito Lay) start up in India. From 1991 to 1998 he held senior executive positions and then the position of Chief Executive Officer of the A S Watson Industries subsidiary (a manufacturer of consumer goods) of Hutchison Whampoa Limited. In August 1998, he became Managing Director and Chief Executive Officer of the company that would become Vodafone Essar Limited.

Mr. Ghosh was Chairman of the Cellular Operators Association of India and of the National Telecom Committee of the Confederation of Indian Industries. He is an independent director of Kotak Mahindra Bank Limited, a listed bank in India, and was on the Board of Directors of Vodafone Essar Limited until February 2010.

Mr. Ghosh obtained an undergraduate degree in Electrical Engineering from the Indian Institute of Technology in 1969 and received a Master’s degree in Business Administration from the Wharton School, University of Pennsylvania in 1971.

GLYNN, MARTIN J.G. (Independent) British Columbia, Canada Age: 60 Chair of the Corporate Governance Committee and Member of the Compensation Committee Director since August 25, 2000

Mr. Glynn is a director of VinaCapital Vietnam Opportunity Fund Limited (an investment fund), Sun Life Financial Inc., Sun Life Assurance Company of Canada and UBC Investment Management Trust Inc.

Mr. Glynn was a director from 2000 to 2006 and President and Chief Executive Officer of HSBC Bank USA N.A. from 2003 until his retirement in 2006. Mr. Glynn was a director of HSBC Bank Canada from 1999 to 2006 and President and Chief Executive Officer from 1999 to 2003.

Common Shares: 464 DSUs: 11,339	Mr. Glynn obtained a Bachelor of Arts, Honours degree from Carleton University, Canada in 1974 and a Master’s degree in Business Administration from the University of British Columbia in 1976.
KOH, POH CHAN (Non-Independent) Hong Kong Age: 63 Director since August 25, 2000 Common Shares: nil DSUs: nil

Ms. Koh is Finance Director of Harbour Plaza Hotel Management (International) Ltd. (a hotel management company).

Ms. Koh is qualified as a Fellow Member (FCA) of the Institute of Chartered Accountants in England and Wales and is an Associate of the Canadian Institute of Chartered Accountants and the Chartered Institute of Taxation in the U.K.

Ms. Koh graduated from the London School of Accountancy in 1971 and became a member of the Institute of Chartered Accountants in England and Wales in 1973.

KWOK, EVA L.

(Independent)

British Columbia,

Canada

Age: 69

Member of the Compensation

Committee and the Corporate

Governance Committee

Director since August 25, 2000

Common Shares: 10,000

DSUs: 20,534

Mrs. Kwok is Chairman, a director and Chief Executive Officer of Amara Holdings Inc. (a private investment holding company). Mrs. Kwok is also a director of CK Life Sciences Int’l., (Holdings) Inc. and Cheung Kong Infrastructure Holdings Limited. Mrs. Kwok is also a director of the Li Ka Shing (Canada) Foundation.

Mrs. Kwok was a director of Shoppers Drug Mart Corporation from 2004 to 2006 and of the Bank of Montreal Group of Companies from 1999 until March, 2009.

Mrs. Kwok obtained a Master’s degree in Science from the University of London in 1967.

KWOK, STANLEY T.L. (Independent) British Columbia, Canada Age: 85 Chair of the Health, Safety and Environment Committee Director since August 25, 2000 Common Shares: 20,173 DSUs: nil

Mr. Kwok is a director and President of Stanley Kwok Consultants (a planning and development company). Mr. Kwok is also a director and President of Amara Holdings Inc. and a director of Cheung Kong (Holdings) Limited and CTL Bank of Canada.

Mr. Kwok obtained a Bachelor of Science degree (Architecture) from St. John’s University, Shanghai in 1949, and an A.A. Diploma from the Architectural Association School of Architecture in London, England in 1954.

MA, FREDERICK S.H. (Independent) Hong Kong Age: 59 Director and Member of the Audit Committee and the Health, Safety and Environment Committee Director since July 27, 2010 Common Shares: nil DSUs: nil

Mr. Ma has held senior management positions in international financial institutions and Hong Kong publicly listed companies in his career. He was also a former Principal Official with the Hong Kong SAR Government.

He is a non-executive director of China Resources Land Limited, a Hong Kong listed company; a non-executive director and Chairman of the Audit Committee of Agricultural Bank of China which is listed in Hong Kong and Shanghai; a non-executive director of COFCO Corporation and a non-executive director of Hutchison Port Holdings Management Pte. Limited, as the trustee-manager of Hutchison Port Holdings Trust.

In July 2002, Mr. Ma joined the Government of the Hong Kong Special Administrative Region as the Secretary for Financial Services and the Treasury. He assumed the post of Secretary for Commerce and Economic Development in July 2007, but resigned from the Government in July 2008 due to medical reasons. In October 2008, he was appointed an Honorary Professor of the School of Economics and Finance at the University of Hong Kong. In July 2009, he was appointed as a Member of the International Advisory Council of China Investment Corporation.

Mr. Ma obtained a Bachelor of Arts (Honours) degree in Economics and History from the University of Hong Kong in 1973.

MAGNUS, GEORGE C. (Independent) Hong Kong Age: 76 Member of the Audit Committee Director since July 27, 2010 Common Shares: 30,000 DSUs: 6,502

Mr. Magnus has been a non-executive Director of Cheung Kong (Holdings) Limited since November 2005. He has also been a non-executive Director of Hutchison Whampoa Limited, Cheung Kong Infrastructure Holdings Limited and Power Assets Holdings Limited (formerly Hongkong Electric Holdings Limited) since 2005.

Mr. Magnus acted as an Executive Director of Cheung Kong (Holdings) Limited from 1980 and as Deputy Chairman from 1985 until his retirement from these positions in October 2005. He served as Deputy Chairman of Hutchison Whampoa Limited from 1985 to 1993 and as Executive Director from 1993 to 2005. He also served as Chairman of Hongkong Electric Holdings Limited (now known as Power Assets Holdings Limited) from 1993 to 2005.

Mr. Magnus obtained a Master’s degree in Economics from King’s College, Cambridge University in 1959.

RUSSEL, COLIN S.

(Independent)

Gloucestershire, United Kingdom

Age: 71

Member of the Audit Committee

and Health, Safety and

Environment Committee

Director since February 4, 2008

Common Shares: nil

DSUs: 12,833

Mr. Russel is the founder and Managing Director of Emerging Markets Advisory Services Ltd. (a business advisory company).

Mr. Russel is a director of Cheung Kong Infrastructure Holdings Limited, CK Life Sciences Int’l., (Holdings) Inc. and ARA Asset Management Pte. Ltd. Mr. Russel was the Canadian Ambassador to Venezuela, Consul General for Canada in Hong Kong, Director for China of the Department of Foreign Affairs, Ottawa, Director for East Asian Trade in Ottawa, Senior Trade Commissioner for Canada in Hong Kong, Director for Japan Trade in Ottawa and was in the Trade Commissioner Service for Canada in Spain, Hong Kong, Morocco, the Philippines, London and India.

Mr. Russel is a Professional Engineer and Qualified Commercial Mediator. He received his degree in Electrical Engineering in 1962 and a Master’s degree in Business Administration in 1971 both from McGill University, Canada.

SHAW, WAYNE E.

(Independent)

Ontario, Canada

Age: 67

Member of the Corporate

Governance  Committee and the

Health, Safety and Environment

Committee

Director since August 25, 2000

Common Shares: 16,000

DSUs: 19,587

Mr. Shaw is a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors. Mr. Shaw is also a director of the Li Ka Shing (Canada) Foundation.

Mr. Shaw obtained a Bachelor of Arts degree from the University of Alberta in 1964 and a Bachelor of Laws degree from University of Alberta in 1967. He is a member of the Law Society of Ontario and the Law Society of Alberta.

SHURNIAK, WILLIAM (Independent) Saskatchewan, Canada Age: 80 Deputy Chair and Chair of the Audit Committee Director since August 25, 2000 Common Shares: 15,459 DSUs: nil

Mr. Shurniak is an independent non-executive director of Hutchison Whampoa Limited and from May 2005 to June 2011 he was a director and Chairman of Northern Gas Networks Limited (a private distributor of natural gas in Northern England).

Mr. Shurniak also held the following positions until his return to Canada in 2005: Director and Chairman of ETSA Utilities (a utility company) since 2000, Powercor Australia Limited (a utility company) since 2000, CitiPower Pty Ltd. (a utility company) since 2002, and a director of Envestra Limited (a natural gas distributor) since 2000, CrossCity Motorways Pty Ltd. (an infrastructure and transportation company) since 2002 and Lane Cove Tunnel Company Pty Ltd. (an infrastructure and transportation company) since 2004.

Mr. Shurniak obtained an Honorary Doctor of Laws degree from the University of Saskatchewan in May, 1998 and from the University of Western Ontario in October, 2000 and in 2009 he was awarded the Saskatchewan Order of Merit by the government of the Province of Saskatchewan.

SIXT, FRANK J. (Non-Independent) Hong Kong Age: 60 Member of the Compensation Committee Director since August 25, 2000 Common Shares: 37,265 DSUs: nil

Mr. Sixt is Group Finance Director and Executive Director of Hutchison Whampoa Limited.

Mr. Sixt is also Chairman and a non-executive Director of TOM Group Limited (an investment holding company); an Executive Director of Cheung Kong Infrastructure Holdings Limited and Power Assets Holdings Limited (formerly Hongkong Electric Holdings Limited); a non-executive Director of Cheung Kong (Holdings) Limited, Hutchison Telecom-munications Hong Kong Holdings Limited and Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust and a Director of Hutchison Telecommunications (Australia) Limited. Mr. Sixt is also a Director of the Li Ka Shing (Canada) Foundation. He was previously a Director of Partner Communications Ltd. from 1998 to 2009 and a non-executive Director of Hutchison Telecommunications International Limited from 2004 to 2011.

Mr. Sixt obtained a Master’s degree in Arts from McGill University, Canada in 1978 and a Bachelor’s degree in Civil Law from Université de Montréal in 1978. He is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Majority Voting for Directors

The Board of Directors adopted a policy which requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election as a director shall submit his or her resignation to the Corporate Governance Committee for consideration promptly following the shareholders annual meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Corporate Governance Committee shall consider the resignation and shall recommend to the Board of Directors whether or not to accept it. The Board of Directors shall consider the recommendation of the Corporate Governance Committee and determine whether or not to accept the recommendation within 90 days of the applicable meeting and a press release shall be issued by the Corporation announcing the Board of Directors’ determination. Any director who tenders his or her resignation shall not participate in any meetings to consider whether the resignation shall be accepted.

Other Public Company Directorships/Committee Appointments

    The directorships and committee appointments of Husky’s directors in other public companies are set forth below:

Director	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Victor T.K. Li

Cheung Kong (Holdings) Limited

Hutchison Whampoa Limited

CK Life Sciences Int’l., (Holdings) Inc.

Cheung Kong Infrastructure

Holdings Limited

Power Assets Holdings Limited (formerly

Hongkong Electric Holdings Limited)

		Remuneration Committee Remuneration Committee and Executive Committee	Hong Kong Hong Kong Hong Kong Hong Kong Hong Kong
Canning K.N. Fok

Cheung Kong (Holdings) Limited

Hutchison Whampoa Limited

Cheung Kong Infrastructure

Holdings Limited

Hutchison Port Holding Management

Pte. Limited

Hutchison Harbour Ring Limited

Hutchison Telecommunications

(Australia) Limited

Power Assets Holdings Limited (formerly

Hongkong Electric Holdings Limited)

Hutchison Telecommunications Hong

Kong Holdings Limited

		Remuneration Committee (Chair) Governance and Nominations Committee (Chair) and Compensation Committee (Chair) Remuneration Committee (Chair) Remuneration Committee (Chair)	Hong Kong Hong Kong Hong Kong Singapore Hong Kong Australia Hong Kong Hong Kong
Bradley, Stephen E.	Swire Properties Limited		Hong Kong
Asim Ghosh	Kotak Mahindra Bank Limited	Customer Services Committee (Chair) and Investor Relations Committee (Chair)	Bombay Stock Exchange, National Stock Exchange of India
Martin J.G. Glynn	VinaCapital Vietnam Opportunity Fund Limited Sun Life Financial Inc.	Audit Committee, Valuation Committee and Remuneration, Nomination & Evaluation Committee Investment Oversight Committee and Audit Committee	London AIM TSX, NYSE
Poh Chan Koh	Nil
Eva L. Kwok	CK Life Sciences Int’l., (Holdings) Inc. Cheung Kong Infrastructure Holdings Limited	Audit Committee and Remuneration Committee (Chair) Audit Committee	Hong Kong Hong Kong

Director	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Stanley T.L. Kwok	Cheung Kong (Holdings) Limited	Audit Committee and Remuneration Committee	Hong Kong
Ma, Frederick S.H.	China Resources Land Limited Hutchison Port Holdings Management Pte. Limited Agricultural Bank of China COFCO Corporation	Audit Committee, Nominations Committee and Remuneration Committee Audit Committee	Hong Kong Singapore Beijing Beijing
Magnus, George C.	Cheung Kong (Holdings) Limited Hutchison Whampoa Limited Cheung Kong Infrastructure Holdings Limited Power Assets Holdings Limited (formerly Hongkong Electric Holdings Limited)		Hong Kong Hong Kong Hong Kong Hong Kong
Colin S. Russel	Cheung Kong Infrastructure Holdings Limited CK Life Sciences Int’l., (Holdings) Inc. ARA Asset Management Pte. Ltd.	Audit Committee (Chair) and Remuneration Committee Audit Committee and Remuneration Committee Audit Committee, Remuneration Committee and Nomination Committee	Hong Kong Hong Kong Singapore
Wayne E. Shaw	Nil
William Shurniak	Hutchison Whampoa Limited	Audit Committee	Hong Kong
Frank J. Sixt

Cheung Kong (Holdings) Limited

Hutchison Whampoa Limited

Cheung Kong Infrastructure

Holdings Limited

Power Assets Holdings Limited (formerly Hongkong Electric Holdings Limited)

Hutchison Telecommunications

(Australia) Limited

Hutchison Port Holdings Management

Pte. Limited

TOM Group Limited

Hutchison Telecommunications Hong

Kong Holdings Limited

		Audit Committee Remuneration Committee (Chair)	Hong Kong Hong Kong Hong Kong Hong Kong Australia Singapore Hong Kong Hong Kong

Director Compensation

In designing a compensation program for non-executive directors, the Board of Directors’ objective is to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board of Directors with an extensive and relevant breadth of experience, as well as to align the interests of directors with those of its shareholders.

The Board of Directors sets the compensation of non-executive directors based on the Corporate Governance Committee’s recommendations. The Corporate Governance Committee annually reviews the compensation of non-executive directors and recommends to the Board of Directors such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board of Directors and committee members and to remain competitive with director compensation trends in Canada with comparable companies.

Up until April 27, 2011, directors of the Corporation were paid an annual fee of $85,000 (with no separate meeting attendance fees). The Chairs of the Committees of the Board of Directors (other than the Audit Committee) were paid an annual fee of $7,000 and the Chair of the Audit Committee was paid an annual fee of $15,000. In addition, the other directors serving on the Audit Committee received an annual fee of $10,000. Directors serving on any other Committee of the Board of Directors received an annual fee of $5,000.

On April 26, 2011, the Board of Directors approved the following changes to director annual compensation effective April 27, 2011: (i) the fee payable to directors is $120,000 (with no separate meeting attendance fees); (ii) Chairs of the Committees of the Board of Directors (other than the Audit Committee) are paid $10,000; (iii) Chair of the Audit Committee is paid $20,000; (iv) directors serving on the Audit Committee are paid $12,500; and (v) the fee payable for directors serving on other Board Committees remains at $5,000. The directors of the Corporation are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board of Directors and any Committees of the Board of Directors. During the financial year ended December 31, 2011, the directors of the Corporation earned compensation in the aggregate amount of $1,603,041.

When setting director compensation for 2011, the Board of Directors reviewed survey information compiled in a November, 2010 study prepared by Towers Watson and determined to set director compensation at the 50th percentile of that paid to directors by comparative oil and gas industry peer companies included in the Towers Watson study. The peer companies included Canadian Natural Resources Limited, Cenovus Energy Inc., Enbridge Inc., Imperial Oil Limited, Nexen Inc., Suncor Energy Inc., Talisman Energy Inc. and TransCanada PipeLines Limited.

Effective January 1, 2005 the Board of Directors approved the implementation of a Share Accumulation Plan for Directors whereby the directors can elect to have the fees payable to them paid in the form of the issuance of DSUs or used to purchase Common Shares in the market. Directors are to elect annually whether they wish their directors’ fees to be so used and can specify a portion of their directors’ fees to be used for DSUs and/or the purchase of Common Shares with the remaining amount of fees to be paid in cash. A DSU is a bookkeeping entry that tracks the value of one Common Share. When cash dividends are paid on Common Shares, eligible directors are credited with additional DSUs. The number of additional DSUs is calculated by multiplying the cash dividend per Common Share by the number of DSUs in the director’s account as of the date of record divided by the fair market value of a Common Share on the payment date of the dividend. DSUs accumulate over a director’s term of service and are not paid out until the director leaves the Board of Directors, providing them with an ongoing stake in Husky during the term of service. When the director leaves the Board of Directors, payment for the DSUs is made in cash or Common Shares purchased on the open market at the option of the director.

Independent directors are expected to acquire a minimum of 10,000 Common Shares, or a combination of Common Shares and DSUs over a five year period from the date of appointment. There are no independent directors that are not currently in compliance with this security ownership requirement; having either met the minimum shareholding requirement or by being within the five-year acquisition period.

The Corporation does not have a retirement policy for directors.

The following table sets out the compensation paid to directors for the Corporation’s most recently completed financial year.

Director Compensation Table(1)

Name	Board Retainer ($)	Committee Chair Retainer Fee ($)(2)	Committee Retainer ($)(2)	Total Fees ($)	Total Fees Received in the form of ($)(5)
					DSUs	Common Shares	Cash

Victor T.K. Li	108,333	-	-	108,333	-	-	108,333

Canning K.N. Fok	108,333	9,000	-	117,333	-	-	117,333

Stephen E. Bradley	108,333	-	3,333(3)	111,666	-	-	111,666

R. Donald Fullerton(4)	38,333	3,750	2,292	44,375	1,043	2,223(6)	41,109

Martin J.G. Glynn	108,333	9,000	5,000	122,333	-	10,861(6)	111,472

Poh Chan Koh	108,333	-	-	108,333	-	-	108,333

Eva L. Kwok	108,333	-	10,000	118,333	118,333	-	-

Stanley T.L. Kwok	108,333	9,000	-	112,818	-	4,515(6)	108,303

Frederick S.H. Ma	108,333	-	16,667	125,000	-	-	125,000

George C. Magnus	108,333	-	11,667	120,000	120,000	-	-

Colin S. Russel	108,333	-	16,667	125,000	125,000	-	-

Wayne E. Shaw	108,333	-	10,000	118,333	118,333	-	-

William Shurniak	108,333	14,167(7)	2,500	125,000	-	125,000(6)	-

Frank J. Sixt	108,333	-	5,000	113,333	-	-	113,333

NOTES:

(1)	The fees paid to Mr. Ghosh for services as a director are included in the Summary Compensation Table for Named Executive Officers. Effective April 27, 2011, Mr. Ghosh no longer receives director fees.

(2)	The fees paid were pro-rated, as applicable, from April 27, 2011 being the effective date of the revised director compensation program approved by the Board of Directors on April 26, 2011.

(3)	The fees paid for serving on the Corporate Governance Committee were pro-rated from April 27, 2011, being the date Mr. Bradley was appointed to the Committee.

(4)	Mr. Fullerton passed away on May 29, 2011.

(5)

Represents the individual director’s choice of the form of receipt of annual directors fees. Directors have the option to receive annual directors fees in the form of cash or a combination of Common Shares and DSUs pursuant to the terms of the Corporation’s Share Accumulation Plan for Directors.

(6)

In accordance with the terms of the Corporation’s Share Accumulation Plan for Directors, Messrs. Kwok, Fullerton, Glynn and Shurniak received a cash payment of $3.62, $7.89, $48.01, and $73.09, respectively, for fractional Common Shares.

(7)	The fees paid for serving as Chair of the Audit Committee were pro-rated from April 27, 2011, being the date Mr. Shurniak was appointed as Chair.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2011 held by the directors of the Corporation. The non-executive directors of the Corporation do not receive option-based awards. The share-based awards are in the form of Common Shares and DSUs that are received in accordance with the Share Accumulation Plan for Directors. All Common Share entitlements are fully vested when received.

	Share-based Awards
Name(1)	Number of DSUs that have not vested	Market or payout value of share- based awards that have not vested ($)(2)

Victor T.K. Li	-	-

Canning K.N. Fok	-	-

Stephen E. Bradley	-	-

Martin J.G. Glynn	11,339	278,372

Poh Chan Koh	-	-

Eva L. Kwok	20,534	504,110

Stanley T.L. Kwok	-	-

Frederick S.H. Ma	-	-

George C. Magnus	6,502	159,624

Colin S. Russel	12,833	315,050

Wayne E. Shaw	19,587	480,861

William Shurniak	-	-

Frank J. Sixt	-	-

NOTES:

(1)	Information with respect to share-based awards and option-based awards held by Asim Ghosh is included in the Outstanding Share-Based Awards and Option-Based Awards for Named Executive Officers.

(2)	Based on the closing price of the Common Shares on December 30, 2011 (being the TSX’s last trading day in 2011) of $24.55.

The following table sets out the total value of the DSUs and Common Shares held by the directors based on a closing price of the Common Shares on December 30, 2011 (being the TSX’s last trading day in 2011) of $24.55.

	0000000000	0000000000	0000000000
	Equity Ownership as at December 31, 2011
Name			Total Value of Equity Investment at December 31, 2011 ($)
	Common Shares (#)	DSUs (#)

Victor T.K. Li	-	-	-

Canning K.N. Fok	250,000	-	6,137,500

Stephen E. Bradley	6,000	-	147,300

Asim Ghosh	41,429	-	1,017,082

Martin J.G. Glynn	464	11,339	289,764

Poh Chan Koh	-	-	-

Eva L. Kwok	10,000	20,534	749,610

Stanley T.L. Kwok	20,173	-	495,247

Frederick S.H. Ma	-	-	-

George C. Magnus	30,000	6,502	896,124

Colin S. Russel	-	12,833	315,050

Wayne E. Shaw	16,000	19,587	873,661

William Shurniak	15,459	-	379,518

Frank J. Sixt	37,265	-	914,856

Incentive Plan Awards – Value Vested or Earned During the Year

Information with respect to vested option-based awards held by Mr. Ghosh is included in the table “Incentive Plan Awards – Value Vested or Earned During the Year” for Named Executive Officers. The non-executive directors of the Corporation do not receive option-based awards. Certain directors hold DSUs which do not vest until the director leaves the Board of Directors.

Mr. Shurniak chooses to receive Common Shares pursuant to the Corporation’s Share Accumulation Plan for Directors, all of which would be considered vested on the date of receipt. The value of the 3,500 Common Shares received by Mr. Shurniak in 2011 based on the market value on the date of receipt is $85,704.

Mr. Glynn chose to receive Common Shares pursuant to the Corporation’s Share Accumulation Plan for Directors, all of which would be considered vested on the date of receipt. The value of the 464 Common Shares received by Mr. Glynn in 2011 based on the market value on the date of receipt is $10,861.

Mr. Kwok chose to receive Common Shares pursuant to the Corporation’s Share Accumulation Plan for Directors for the directors fees payable for the second quarter of 2011, all of which would be considered vested on the date of receipt. The value of the 173 Common Shares received by Mr. Kwok in 2011 based on the market value on the date of receipt is $4,515.

Mr. Fullerton chose to receive Common Shares pursuant to the Corporation’s Share Accumulation Plan for Directors, all of which would be considered vested on the date of receipt. The value of the 86 Common Shares received by Mr. Fullerton in 2011 based on the market value on the date of receipt is $2,223.

Corporate Cease Trade Orders or Bankruptcies

None of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company, including the Corporation and any personal holding companies of such person, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.

In addition, none of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director or executive officer of any company, including the Corporation and any personal holding companies of such person, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as follows. Mrs. Kwok was a director of Air Canada in 2003 at the time it became subject to creditor protection under the Companies Creditors Arrangement Act (Canada). Mr. Sixt was a director of vLinx Inc., a private Canadian company until April 12, 2002, which was petitioned into bankruptcy on April 15, 2002. vLinx Inc. developed technology and software to facilitate international trade. Mr. Li was a director of Star River Investment Limited, a Hong Kong company, until June 4, 2005, which commenced creditors’ voluntary winding up on September 28, 2004. Star River Investment Limited was owned as to 50% by Cheung Kong (Holdings) Limited and a wholly owned subsidiary of Cheung Kong (Holdings) Limited was the petitioning creditor. The company was subsequently dissolved on June 4, 2005. Mr. Glynn was a director of MF Global Holdings Ltd. at the time it filed for Chapter 11 bankruptcy in the U.S. on October 31, 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

Individual Penalties, Sanctions or Bankruptcies

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditors

The Board of Directors, upon the recommendation of the Audit Committee, propose that KPMG LLP, Chartered Accountants, of Calgary, Alberta, be appointed as auditors of the Corporation, to hold such office until the next annual meeting of the Corporation.

The Board of Directors recommends that shareholders vote FOR this appointment. Unless authority to do so is withheld, the persons named in the enclosed Form of Proxy intend to vote FOR the appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives

The Corporation’s compensation program (the Compensation Program) is intended to attract, motivate, reward and retain the management talent needed to achieve the Corporation’s business objectives and create long-term value for the Corporation’s shareholders. It is comprised of base salary, short term incentives (annual bonuses) and long term incentives (stock options and performance share units). Based on a pay-for-performance philosophy, it rewards executive officers on the basis of individual performance and achievement of corporate objectives.

Compensation Process

The Compensation Committee is appointed by the Board of Directors to oversee the development of the Compensation Program and ensure it is aligned with the delivery of shareholder value. Among its responsibilities, the Compensation Committee reviews and approves recommendations with respect to compensation of the executive officers of the Corporation and also reviews and monitors the design and competitiveness of major new compensation programs for the Corporation and its operating subsidiaries.

The President & Chief Executive Officer recommends to the Compensation Committee the individual annual base salaries and bonuses for the executive officers. The Compensation Committee takes these recommendations into consideration when making final decisions on compensation for those executive officers. Compensation decisions regarding the President & Chief Executive Officer are made entirely by the Compensation Committee and are evaluated against individual and corporate goals and objectives.

The Compensation Committee strives to find a balance among current versus long-term compensation and cash versus equity incentive compensation. Cash payments primarily reward recent performance and equity incentive rewards encourage executive officers to continue to deliver results over a longer period of time and serve as a retention tool.

The Compensation Committee depends on performance metrics, competitive market positioning, supplemented by a measure of discretion in judging non-qualitative measures, but does not use formulas, in determining the amount and mix of compensation. The Compensation Committee believes that solely using annual quantitative performance measures does not create the appropriate balance of incentive to build long-term shareholder value. Thus, the Compensation Committee evaluates a broad range of both quantitative and qualitative factors, including reliability in delivering financial and growth targets, a track record of integrity, good safety record, environmental stewardship, good judgment, the vision and ability to create further growth and the ability to lead others. The evaluation of an executive officer’s performance against his or her stated objectives plays an important role in awarding the discretionary annual cash bonus and also contributes to a determination of overall compensation. For annual long-term incentive awards, the Compensation Committee primarily considers an executive officer’s potential for future successful performance and leadership as part of the executive management team, taking into account past performances as a key indicator.

The Corporation has developed a five year strategic plan that is founded on its commitment to process and operation safety, strict financial discipline and creating shareholder value through responsible and sustainable growth. Four key performance metrics have been identified to gauge the results of actions undertaken by the President & Chief Executive Officer, the other executive officers, and the employees generally, in executing the Corporation’s strategic plan. Those metrics are long term production growth, reserve replacement ratio, return on capital employed (ROCE), and netbacks. For production growth, the Corporation has set a target of achieving a compound annual growth rate of three to five percent. This target represents compound annual growth. Yearly performance will also be subject to the impact of scheduled facility off-stations and the scheduled on-stream date for new projects. For reserve replacement, the Corporation has set a target of achieving an annual reserve replacement ratio of 140 percent. The target for ROCE is to achieve a five percentage point increase over the plan period. Netbacks is a term used to refer to the gross profit per barrel a company realizes from the oil or natural gas it brings to market, and is calculated by taking the price received for one barrel or barrel of oil equivalent, and subtracting the royalties paid and operating costs involved in bringing the product to market. Netbacks are highly dependent on commodity prices and other external factors. It is the Corporation’s general goal to increase netbacks and to allocate capital to projects that will generate the most favourable netbacks.

The Compensation Program is designed to provide executive officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. As part of its review and discussion of the Compensation Program, the Compensation Committee noted the following facts that discourage the Corporation’s executive officers from taking unnecessary or excessive risk:

•	all the directors, including the members of the Compensation Committee, are regularly apprised of the Corporation’s financial and operating performance throughout the year;

•	executive compensation is tied to the overall results of the Corporation and not to the results of any one business unit or division;

•	there is an effective balance, in each case, between cash and equity mix, near-term and long-term focus, corporate and individual performance, and financial and non-financial performance; and

•	the Corporation’s approach to performance evaluation and compensation provides greater rewards to an executive officer achieving both short-term and long-term agreed upon objectives.

Based on this review, the Compensation Committee believes that the Compensation Program does not encourage executive officers to take unnecessary or excessive risk.

The Corporation participates in annual executive compensation surveys (the Surveys) conducted by Towers Watson. The Surveys look at base salaries and other short-term and long-term incentive programs in effect at comparative oil and gas peer companies in Canada and are used, along with the disclosure in such peer companies’ annual management information circulars, as a reference by the Compensation Committee to assess the competitiveness of the Corporation’s executive compensation programs. In the case of executive officers, compensation has been targeted at the 50th percentile of the remuneration paid to executives who operate in similar business environments and whose positions are of similar size, scope and complexity. In choosing the comparative oil and gas peer companies from the Surveys against which the Compensation Committee completes its comparative analysis, the Compensation Committee selects both exploration and production companies and integrated energy companies with asset and market values similar to the Corporation. The Compensation Committee also considers revenue levels and enterprise values of such companies. The Compensation Committee believes these metrics are appropriate for determining peers because they provide a reasonable point of reference for comparing executive officers with similar positions and responsibilities. The peer group for 2011 was Canadian Natural Resources Limited, Cenovus Energy Inc., Encana Corporation, Enbridge Inc., Imperial Oil Limited, Nexen Inc., Suncor Energy Inc., Talisman Energy Inc. and TransCanada Corporation.

The Corporation has not implemented any policies which restrict its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director. However, doing so is strongly discouraged and if an executive officer or director wishes to enter into a hedge transaction, the hedge must be for at least six months and they must seek pre-clearance in accordance with the Corporation’s Company Communications, Disclosure and Insider/Reporting Policy.

Elements of Compensation

Base Salary

The base salary of each of the Corporation’s executive officers is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. The Compensation Committee considers that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation’s desired competitive positioning in the oil and gas industry. The Corporation retained Towers Watson to provide specific recommendations on executive compensation to ensure the competitiveness of the Corporation’s compensation practices. The Compensation Committee reviewed these recommendations in making its decisions on base salary for executives.

Short-term Incentive Program

The purpose of the corporate bonus plan is to relate a component of compensation directly to the achievement of stated objectives from a corporate, business unit and individual standpoint. Awards are based on overall performance and each executive is assessed on the same consistent basis with bonuses being determined only after the Corporation’s financial results for the preceding financial year are known.

Long-term Incentive Compensation

Incentive Stock Option Plan

The Corporation has an Incentive Stock Option Plan (the Option Plan) which is designed, through the grant of stock options in the appropriate circumstances, to reward key employees and executive officers in relation to share price performance. The Option Plan is an integral component of the Corporation’s total compensation program in terms of attracting and retaining key employees and enhances shareholder value by aligning the interests of executives with the growth and profitability of the Corporation. The longer term focus of this compensation element complements and balances the short term incentive plan.

Pursuant to the Option Plan, the Board of Directors may, on the recommendation of the Compensation Committee, grant from time to time to officers and employees of the Corporation (each an Eligible Person) options to purchase Common Shares of the Corporation. Currently options are granted to officers and employees on an annual basis. Non-executive directors are not “Eligible Persons” as defined in the Option Plan and do not receive stock options.

The exercise price at which Common Shares may be purchased pursuant to an option is established at the time such option is granted and will be the weighted average trading price per Common Share on the TSX for the five days preceding the grant date. The term of each option is five years, subject to the Board of Directors determining at the time of grant that a particular option will have a shorter or longer term, provided that no term shall exceed 10 years. Options will generally vest as to one-third on each of the first three anniversary dates of the date of grant of the options, subject to the right of the Board of Directors to determine, at the time of grant, that particular options will be exercisable in whole or in part on earlier dates and to determine, after the grant date, that a particular option will be exercisable in whole or in part on earlier dates for any reason, including the occurrence of a proposal by the Corporation or any other person or company to implement a transaction that would, if implemented, result in a change of control (as defined in the Option Plan).

Eligible Persons may surrender their options to the Corporation in consideration of the receipt by the Eligible Person of an amount in cash equal to the excess of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such options on the date of surrender over the aggregate exercise price for those Common Shares pursuant to those options. The fair market value of the Common Shares is calculated as the weighted average trading price of the Common Shares on the TSX for the five days on which board lots of the Common Shares have traded following the date a holder of the options provides notice to the Corporation that he or she wishes to surrender their options to the Corporation in lieu of exercise. As required by the rules of the TSX, upon the surrender of options, the number of Common Shares reserved for issuance under the Option Plan is to be reduced by the number of options so surrendered.

The Board of Directors implemented performance vesting of stock options to more closely align optionholders’ interests in the performance of the Corporation with the interests of shareholders. Stock options granted under the Option Plan between April 2007 and May 2010 vest under two different approaches. Of the total options granted, a specified number of the options will continue to vest in thirds over a three year period while the remaining options granted may vest in one-third increments if the Corporation’s annual total shareholder return falls within certain percentile ranks relative to its industry peer group. This peer group consists of comparable public oil and gas issuers and other issuers for which oil and gas operations are a significant business segment and which are competitors of the Corporation, and is currently composed of the following companies: Canadian Natural Resources Limited, Cenovus Energy Inc., Encana Corporation, Imperial Oil Limited, Nexen Inc., Suncor Energy Inc. and Talisman

Energy Inc. Specifically, options would be exercisable as to 33 1/3% of the options on each of the first, second and third anniversaries of the grant date if the percentile rank is equal to or greater than 75 as at the end of the preceding calendar year, otherwise as to 33 1/3% of the options multiplied by the percentile rank as at the end of the preceding calendar year divided by 75 so long as the percentile rank is at or above 25, subject to earlier vesting as may be determined by the Board of Directors in accordance with the terms of the Option Plan. Any fractions are rounded to the nearest whole number.

Where a determination results in less than 33 1/3% of the options vesting on each of the first, second and third anniversaries of the grant date, as applicable, as a result of the percentile rank being less than 50 as at the end of the applicable preceding year, then in the event the percentile rank is equal to or greater than 50 for the three year period ending as at the end of the calendar year preceding the third anniversary of the grant date, that number of options that would have vested on each of the first, second and third anniversaries of the grant date if the percentile rank was 50, less the number of options that did vest in each such year, shall vest on the third anniversary of the grant date.

The Board of Directors implemented amendment provisions to the Option Plan to allow the Board of Directors at any time and from time to time, in its sole and absolute discretion, subject to any required approval of any regulatory authority or stock exchange, to make any amendments to the Option Plan without shareholder approval, other than amendments which:

(a)	reduce the exercise price or extend the expiry date of options granted to insiders of the Corporation;

(b)	amend the number of Common Shares issuable under the Option Plan;

(c)	add any form of financial assistance by the Corporation for the exercise of any option; or

(d)	change the class of eligible persons to the Option Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

The Option Plan also allows for the expiry date of outstanding options to be extended five business days following the lifting of a trading black out period imposed pursuant to the Corporation’s Company Communications, Disclosure and Insider Trading/Reporting Policy where the options expire during the black out period. In the event options expire on a date within five business days after the lifting of a black out period, the expiry date of the options shall be the fifth business day following the lifting of the black out period.

On February 28, 2011 the Board of Directors approved a number of amendments to the Option Plan of a “housekeeping” nature and deleted the performance vesting provisions. New options granted since May 2010 vest in thirds over a three year period.

The Corporation has not implemented share ownership guidelines for its executive officers.

Performance Share Units

The Board of Directors implemented effective February 22, 2010 a Performance Share Unit Plan for its executive officers and employees (the PSU Plan) to replace the performance vesting program of stock options that was previously in place. Pursuant to the PSU Plan the Compensation Committee may grant executive officers and employees performance share units (PSUs) based on certain factors, including: (i) the desire to achieve certain corporate performance measures; (ii) compensation data for comparable benchmark positions among the Corporation’s competitors; (iii) the duties and seniority of the executive officer or employee; (iv) individual and/or departmental contributions and potential contributions to the success of the Corporation; and (v) such other factors as the Compensation Committee shall deem relevant in connection with accomplishing the purposes of the PSU Plan. Participation in the PSU Plan is voluntary.

The Compensation Committee awarded an aggregate of 295,000 PSUs to executive officers in 2011. Such PSUs vest on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Corporation’s annual total shareholder return falling within certain percentile ranks relative to the Corporation’s industry peer group. This peer group consists of comparable public oil and gas issuers and other issuers for which oil and gas operations are a significant business segment and which are competitors of the Corporation, and is currently composed of the following companies: Canadian Natural Resources Limited, Cenovus Energy Inc., Encana Corporation, Imperial Oil Limited, Nexen Inc., Suncor Energy Inc. and Talisman Energy Inc. With respect to the 2011 grant of PSUs, 40% of the number of PSUs granted shall vest if the percentile rank is equal to or greater than 75 as at the end of the two preceding calendar years, otherwise as to 40% of the PSUs granted multiplied by the percentile rank for the two year period divided by 75 so long as the percentile rank is at or above 25. The remaining 60% of the number of PSUs granted shall vest if the percentile rank is equal to or greater than 75 as at the end of the three preceding calendar years, otherwise as to 60% of the PSUs granted multiplied by the percentile rank for the three year period divided by 75 so long as the percentile rank is at or above 25.

Upon vesting, the holder of the PSUs will receive a cash payment equal to the number of PSUs that have vested multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date less withholding taxes.

The PSUs are non-transferable and, other than in the case of disability or death, terminate immediately upon the executive officer’s or employee’s termination with or without cause and upon voluntary resignation. Upon termination, all PSUs held and all rights to receive a cash amount thereunder are forfeited by the grantee. In the event of disability, the PSUs held by the grantee will continue to vest in accordance with their terms. In the event of death, a portion of unvested PSUs held by the grantee shall vest effective the date of death determined in accordance with the terms of the PSU Plan and based on the number of months of service provided by the grantee since the grant date of the applicable PSUs.

Granting Process for Share-based and Option-based Awards

In determining the size of individual option and PSU grants the Compensation Committee considers the recommendations of the President & Chief Executive Officer, other than with respect to any options and PSUs to be granted to him, and considers the aggregate number of Common Shares available under the Option Plan and the number of individuals to whom the Corporation wishes to grant options and PSUs. The Compensation Committee also considers the range of potential compensation levels that may be yielded by the options and PSUs. The Compensation Committee reserves the discretion to consider any factors it considers relevant, including, but not limited to, any previous grants to an executive officer or employees, and to give all factors considered the relative weight it considers appropriate under the circumstances then prevailing, in reaching its determination regarding the size and timing of option and PSU grants. The timing of option and PSU grants is neither date nor event specific. The Compensation Committee has delegated to the Chair of the Compensation Committee and the President & Chief Executive Officer final approval of all stock option and PSU grants. The Corporation’s procedure for granting options and PSUs, as applicable, entails the Corporation’s Human Resources Department providing a list of option or PSU grant recommendations, as applicable, to the President & Chief Executive Officer for his consideration. Once he approves the option or PSU allocation, as applicable, the recommendations are sent to the Chair of the Compensation Committee for his consideration and approval. With respect to options, once the Chair of the Compensation Committee has approved the allocation of options, a date that is at least five trading days after the date of approval of those allocations is set as the grant date and the exercise price is calculated as the five day weighted average trading price prior to the date of the grant, as provided for in the Option Plan. The Compensation Committee has the authority pursuant to the terms of the Option Plan to administer the Option Plan and to make amendments to the Option Plan, subject to regulatory and shareholder approval if required under the terms of the Option Plan or the rules of the TSX. Similarly, the Compensation Committee has the authority, pursuant to the terms of the Performance Share Unit Plan Administrative Guidelines, to administer the PSU Plan and to make amendments to the Performance Share Unit Plan Administrative Guidelines.

Perquisites and Benefit Plans

Along with all other employees, the executive officers participate in the benefit plans provided by the Corporation. There are no special supplemental pension or benefit plans in place for any of the executive officers. The Corporation has a 5% savings plan for all employees, including the executive officers. Additionally, the executive officers receive a monthly vehicle allowance and paid parking. The Compensation Committee believes that the Corporation’s perquisites and benefit plans are reasonable and consistent with the Compensation Program.

Compensation of the President & Chief Executive Officer

The compensation of Mr. Ghosh, the President & Chief Executive Officer, is determined by the Compensation Committee and is based on the achievement of specific corporate and personal performance related objectives, such as:

•	the formulation and execution of a corporate strategy which achieves sustained, profitable growth;

•	a continued commitment to operational integrity which translates into conducting all activities safely and reliably;

•	to ensure a robust management succession plan is in place; and

•	to identify significant risks to the Corporation’s businesses and ensure mitigation strategies are established.

For 2011, the Compensation Committee considered the following metrics in assessing the performance of the President & Chief Executive Officer:

•	the 11.8% return on capital employed(1) exceeded target;

•	cash flow from operations(2) of $5,198 million was achieved as compared to $3,072 million in 2010;

•	total net earnings of $2,224 million was achieved as compared to $947 million in 2010;

•	upstream production of 312.5 mboe per day was at the upper end of guidance of 290 – 315 mboe per day despite export pipeline capacity constraint issues;

•	reserve replacement(3) of 213% (excluding economic revisions) exceeded the target of 140%; and

•	the total recordable incident rate increased by 13% over 2010 and there were zero fatalities in 2011.

NOTES:

(1)

The term return on capital employed (ROCE) measures the return earned on long-term capital sources such as long term liabilities and shareholder equity. ROCE is presented in the Corporation’s financial reports to assist management in analyzing shareholder value. ROCE equals net earnings plus after-tax finance expense divided by the two-year average of long term debt including long term debt due within one year plus total shareholders’ equity. The Corporation’s determination of ROCE does not have any standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issuers.

(2)

The Corporation uses the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow – operating activities” as determined in accordance with IFRS, as an indicator of the Corporation’s financial performance. Cash flow from operations is presented in the Corporation’s financial reports to assist management and investors in analyzing operating performance by business in the stated period. The Corporation’s determination of cash flow from operations may not be comparable to that reported by other companies. Cash flow from operations equals net earnings plus items not affecting cash which include accretion, depletion, depreciation, amortization, and impairment, deferred taxes, foreign exchange and other non-cash items.

The following table shows the reconciliation of cash flow from operations to cash flow – operating activities for the years ended December 31:

($ millions)		2011	2010
Non-GAAP	Cash flow from operations	5,198	3,072

	Settlement of asset retirement obligations	(105)	(60)

	Income taxes paid	(282)	(784)

	Interest received	12	1

	Change in non-cash working capital	269	(7)

GAAP	Cash flow – operating activities	5,092	2,222

(3)	The 2011 reserve replacement ratio was determined by taking the Corporation’s 2011 incremental proved reserves additions divided by 2011 upstream gross production.

Other factors considered by the Compensation Committee were the recapitalization achieved in 2012, the restoration of the Corporation’s Baa2 stable credit rating by Moody’s, the status of the Sunrise and Liwan projects, and his overall positive leadership of Husky.

Mr. Ghosh’s compensation package contains significant pay at risk with base salary comprising less than 30% of his total compensation. According to the review completed by Towers Watson, Mr. Ghosh’s total direct compensation and benefits in 2011 was below the 25th percentile of his peer group.

Total Cost of Compensation

During the financial year ended December 31, 2011, the Corporation and its principal operating subsidiary, Husky Oil Operations Limited, had 17 executive officers. The total cost to the Corporation of all executive officer compensation received by the Corporation’s executive officers in 2011 amounted to $16,233,060 which is equal to 0.73% of the Corporation’s net earnings for its recently completed financial year.

Performance Graph

The following performance graph compares the Corporation’s cumulative total shareholder return on Common Shares over the period from December 31, 2006 to December 31, 2011, assuming a $100 initial investment and the reinvestment of all dividends, with the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Energy Index.

	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011

Husky	100	119	85	87	79	76
S&P/TSX Composite Index	100	107	70	91	104	93
S&P/TSX Energy Index	100	105	67	90	99	87

For the period from December 31, 2010 to December 31, 2011, assuming a $100 initial investment and the reinvestment of all dividends, the Corporation’s cumulative total shareholder return on Common Shares was $97, as compared to $89 for the S&P/TSX Composite Index and $88 for the S&P/TSX Energy Index.

The Corporation’s executive officers receive long term incentives as part of their compensation. The actual value received from long-term incentives by individual executive officers is proportional to any increase (or decrease) in the Common Share price. See “Compensation Discussion and Analysis-Elements of Compensation - Long-term Incentive Compensation”. In reviewing individual executive officer compensation reported in the Summary Compensation Table there is a general correlation between Common Share price performance and the total compensation received by the executive officers for the three year period disclosed in the Summary Compensation Table.

Compensation Governance

The policies and practices adopted by the Board of Directors to determine the compensation of the Corporation’s executive officers and directors is described under “Compensation Discussion and Analysis” and “Business of the Meeting – Election of Directors – Director Compensation”, respectively.

The Compensation Committee is comprised of two independent directors (being Mr. Glynn and Mrs. Kwok) and two non-independent directors (being Messrs. Fok and Sixt). The two non-independent directors are not part of management but rather have been categorized as non-independent because they are executive officers of affiliates of the Corporation’s principal shareholders. The Board of Directors does not believe that the two non-independent directors in any way compromise the objective process for determining the compensation of the President & Chief Executive Officer, the senior executive officers or the general compensation programs for the Corporation.

The skills and experience of each Compensation Committee member in executive compensation that is relevant to his or her responsibilities and the making of decisions on the suitability of the Corporation’s compensation policies and practices is as follows:

Canning K.N. Fok (Chair)

Mr. Fok is Group Managing Director and Executive Director of Hutchison Whampoa Limited, a multinational conglomerate with operations in energy and infrastructure, finance and investments, ports and related services, property and hotels, retail, and telecommunications. In his role as Group Managing Director, Mr. Fok oversees and is involved in the executive compensation decisions for the executive officers of the principal direct and indirect subsidiaries of Hutchison Whampoa Limited operating all over the world. Mr. Fok is also currently the Chair of the Remuneration Committee or Compensation Committee of the following publicly traded companies listed on the Hong Kong Stock Exchange: Hutchison Harbour Ring Limited, Power Assets Holdings Limited, Hutchison Telecommunications Hong Kong Holdings Limited, and Hutchison Telecommunications (Australia) Limited listed on the Australia Stock Exchange.

Martin J.G. Glynn

As President and Chief Executive Officer of both HSBC Bank Canada and HSBC Bank USA N.A., Mr. Glynn dealt with a wide range of compensation matters for senior executive officers of HSBC Bank Canada, HSBC Bank USA N.A., and their respective subsidiaries. Mr. Glynn also has broad human resources experience from serving on the compensation and human resources committees of the board of directors of HSBC Bank Canada and HSBC Bank USA N.A., and from serving on the compensation committees of the board of directors of Hathor Exploration Limited and MF Global Holdings Ltd.

Eva L. Kwok

Mrs. Kwok has served on numerous boards of directors of publicly traded companies and has had to regularly deal with executive compensation issues. She is currently the Chair of the Remuneration Committee of CK Life Sciences International (Holdings) Inc., a publicly traded company listed on the Hong Kong Stock Exchange. Mrs. Kwok has also served on the Human Resource and Compensation Committee of Air Canada and the Human Resource Committee of Coca Cola Beverages Ltd.

Frank J. Sixt

Mr. Sixt is Group Finance Director and Executive Director of Hutchison Whampoa Limited. As is the case for Mr. Fok, Mr. Sixt oversees and is involved in the executive compensation decisions for the executive officers of Hutchison Whampoa Limited’s principal direct and indirect subsidiaries. Mr. Sixt is also currently the Chair of the Remuneration Committee of TOM Group Limited, a publicly traded company listed on the Hong Kong Stock Exchange.

As set out in the Compensation Committee’s Mandate, the duties and responsibilities of the Compensation Committee are as follows:

1.

to establish industry benchmarks and comparables for the Corporation’s approach to compensation and to determine the salary and benefits of the President & Chief Executive Officer, subject to the terms of any existing contractual arrangements;

2.	after considering the recommendation of the President & Chief Executive Officer, to determine:

(a)	the general compensation structure and policies and programs for the Corporation; and

(b)	the salary and benefit levels for the senior officers;

3.

to review the Corporation’s long-term incentive plans (including any stock grant, stock option, equity linked or similar plan) and establish, modify or discontinue such plans from time to time as it judges appropriate, and to approve any issuance or allocation under such plan in relation to any period and the terms thereof;

4.	to review and make recommendations to the Board on issues that arise in relation to any employment contracts in force from time to time;

5.	to review the benefit programs for salaried personnel;

6.	to review and approve severance arrangements for senior officers;

7.	to deliver the annual report to shareholders on executive compensation required to be included in the management information circular for the annual meeting;

8.	to review and report annually to the Board on the effectiveness from a corporate governance point of view, of the organizational structure and succession planning processes of the Corporation;

9.	to review and monitor the overall employment environment of the Corporation, looking both internally and externally;

10.	to carry out such other responsibilities as the Board may from time to time set forth; and

11.	to advise and report to the Co-Chairs of the Board and the Board, relative to the duties and responsibilities set out above, from time to time, and in such detail as is reasonably appropriate.

The Corporation continued its engagement of Towers Watson to assist in determining the 2011 compensation for the Corporation’s executive officers and directors. The Compensation Committee reviewed the reports of Towers Watson in making its decision on base salary for the Corporation’s executive officers.

The following table provides information about the fees billed to the Corporation for services rendered by Towers Watson during the fiscal years indicated.

	2011	2010
Executive Compensation-Related Fees	$103,935	$98,414

All Other Fees	$925,404	$744,786

Executive Compensation-Related Fees consist of fees for services related to determining compensation for any of the Corporation’s executive officers and directors. All Other Fees consist of fees for all other services that may have been provided by Towers Watson that are not included under Executive Compensation-Related Fees and include services related to the review of the Corporation’s long term incentive plans, compilation of compensation market data, comparator peer group development, the relocation of the Corporation’s President & Chief Executive Officer to Canada and the administrative and actuarial services related to the Corporation’s pension and benefits plans and other general management consulting services.

Summary Compensation Table

The following table details compensation information for the financial year of the Corporation ended December 31, 2011 for the Corporation’s President & Chief Executive Officer, Mr. Ghosh, the Corporation’s Chief Financial Officer, Mr. Cowan, Mr. Peabody, Chief Operating Officer, Mr. Hinkel, Chief Operating Officer, Asia Pacific and Mr. McCloskey, Vice President, Atlantic Region (collectively, the Named Executive Officers).

Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary $	Share- based awards ($)(1)	Option- based awards ($)(2)	Annual incentive plans(3)	Long- term incentive plans	Pension value ($)(4)	All other compensation ($)(5)		Total Compensation ($)

Asim Ghosh (6) President & Chief Executive Officer	2011 2010	1,459,625 707,292	832,806 -	1,538,385 -	2,300,000 1,167,000	- -	131,366 63,656	131,657 103,351	(7) (7)	6,393,839 2,041,299

Alister Cowan Chief Financial Officer	2011 2010 2009	435,000 397,500 375,000	647,738 311,504 -	769,193 626,458 -	527,675 281,075 232,210	- - -	21,750 19,875 18,750	51,236 - -		2,452,592 1,631,561 625,960

Robert J. Peabody Chief Operating Officer	2011 2010 2009	762,500 732,500 710,000	647,738 311,504 -	769,193 626,458 -	843,550 386,100 293,650	- - -	52,142 36,625 35,500	64,085 - -		3,139,208 2,088,336 1,039,150

Robert M. Hinkel (8) Chief Operating Officer, Asia Pacific	2011 2010	425,270 40,261	290,284 -	381,175 -	393,955 -	- -	21,263 2,013	105,617 19,451		1,617,564 59,713

Paul J. McCloskey(9) Vice President, Atlantic Region	2011 2010 2009	421,250 402,500 266,288	277,602 133,502 -	333,317 271,645 809,613	389,375 231,150 205,140	- - -	21,063 20,125 12,667	171,442 42,950 35,916		1,614,049 1,096,075 1,326,403

NOTES:

(1)

The grant date value of performance share units granted but not vested is based on the number of performance share units multiplied by a valuation ratio of 0.72 (2010 - 0.33) and the trading price of the Corporation’s Common Shares on the TSX on the grant date of the performance share units and includes a forfeiture rate of 7.54% in 2011 (2010 – nil). The Corporation uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

(2)

The Corporation has calculated the grant date fair value of the options granted to Named Executive Officers using the Black-Scholes-Merton model. The Corporation chose this methodology because it is recognized as the most commonly used methodology of valuing options. The Black-Scholes-Merton assumptions used by the Corporation were:

Assumptions	2009	2010	2011
Initial expected useful life	3.5 years (based on option grant date)	3.6 years (based on option grant date)	1.7 years (based on option vest date)
Expected annual dividend	$1.20 per share	$1.20 per share	$1.20 per share
Forfeiture rate	12.9%	12.1%	11.8%-12.0% (range from August grant to February grant)
Volatility	36%	36.1%-36.2% (range from May grant to November grant)	33.1%-37.3% (range from August grant to May grant)
Risk-free interest rate	1.92%	1.92%	1.71%-2.46% (range within tranches of February grant)

(3)	The bonuses disclosed in the table for each year were earned in respect of performance for that year and are paid in the following year.

(4)

Represents contributions the Corporation has made on behalf of the Named Executive Officers to the Pension Alternatives Program which provides the option of a Defined Contribution Pension Plan, a Group RRSP and taxable cash. Mr. Cowan participated in the Corporation’s Defined Contribution Pension Plan. The rest of the Named Executive Officers participate in the Corporation’s Group RRSP and/or receive taxable cash.

(5)

Includes executive officer perquisites (parking, vehicle allowances), directors’ fees (where applicable) as well as unused vacation payouts and employer contributions to Corporation sponsored benefits and savings plan programs, with the exception of the Pension Alternatives Program which is shown under the column Pension value. The items included in the column “All other compensation” are paid in cash or are a taxable benefit to the Named Executive Officers and therefore the amounts shown are cash costs to the Corporation. Other than as indicated, the Named Executive Officers did not receive any perquisites, including property or personal benefits not generally available to all employees that in aggregate were worth $50,000 or more, or were worth 10% or more of the Named Executive Officer’s total salary for the financial year.

(6)	Mr. Ghosh was appointed President & Chief Executive Officer on June 1, 2010. His 2010 salary represents salary paid in 2010. Mr. Ghosh’s 2010 annualized salary was $1,212,500.

(7)	Includes $87,083 received in 2010 and $28,333 received in 2011 for services as a director. Effective April 27, 2011, Mr. Ghosh no longer receives director fees.

(8)

Mr. Hinkel was appointed Chief Operating Officer, Asia Pacific on November 29, 2010. His 2010 salary represents salary paid in 2010. Mr. Hinkel’s 2010 annualized salary was US$430,000. All figures for Mr. Hinkel were converted to Canadian dollars using the Bank of Canada annual average exchange rate for the applicable year. For 2010 the exchange rate was $1.029; for 2011 the exchange rate was $0.989.

(9)	Mr. McCloskey was appointed Vice President, Atlantic Region on April 19, 2009. His 2009 salary represents salary paid in 2009. Mr. McCloskey’s 2009 annualized salary was $380,000.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2011 held by the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of performance share units that have not vested (#)(2)	Market or payout value of performance share units that have not vested ($)(3)	Market or payout value of vested performance share units not paid out or distributed ($)

Asim Ghosh	300,000	29.06	May 4, 2016	0	45,000	1,104,750	-

Alister Cowan	300,000 150,000 150,000	45.02 28.19 29.06	August 7, 2013 May 5, 2015 May 4, 2016	0 0 0	70,000	1,718,500	-

Robert J. Peabody	188,976 150,000 150,000	41.66 28.19 29.06	April 18, 2012 May 5, 2015 May 4, 2016	0 0 0	70,000	1,718,500	-

Robert M. Hinkel	65,000	28.96	February 23, 2016	0	15,000	368,250	-

Paul J. McCloskey	160,000 65,000 65,000	29.81 28.19 29.06	April 28, 2014 May 5, 2015 May 4, 2016	0 0 0	30,000	736,500	-

NOTES:

(1)

Calculated by subtracting the exercise price of the stock option from the closing price of the Common Shares on the TSX on December 30, 2011 ($24.55) and multiplying the amount by the number of Common Shares issuable upon exercise of the options.

(2)	Represents the aggregate number of PSUs held as of December 31, 2011.

(3)

The market or payout value of PSUs that have not vested was determined by multiplying the number of unvested PSUs by the closing price of the Common Shares on the TSX on December 30, 2011 ($24.55). In accordance with the terms of the PSU Plan, actual market or payout value would be equal to the number of vested PSUs multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of incentive plan awards held by the Named Executive Officers that vested during the Corporation’s most recently completed financial year.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(3) ($)

Asim Ghosh	0	0	2,300,000

Alister Cowan	0	0	527,675

Robert J. Peabody	0	0	843,550

Robert M. Hinkel	0	0	393,955

Paul J. McCloskey	0	0	389,375

NOTES:

(1)

Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the difference between the closing market price of the Common Shares on the TSX on the vesting date and the exercise price of the options held.

(2)	The share-based awards consisting of PSUs granted to the Named Executive Officers will not vest until the second anniversary of the grant date.

(3)	Amounts shown are corporate bonus payments related to the 2011 performance year.

Pension Alternatives Program

The Named Executive Officers participate in a Corporation sponsored pension alternatives program made available to all employees that provides employees with the flexibility to control their own retirement savings. Under this plan, the Corporation contributes a percentage of an employee’s base pay each month, and the employee decides where to direct these contributions and how to invest the funds. Employees have the option to direct some or all of the contributions to one or a combination of: (i) a defined contribution pension plan; (ii) a group retirement savings plan; and (iii) taxable cash, if employees want to invest the contributions elsewhere. The contributions made on behalf of employees vary with years of continuous service with the Corporation ranging from 5% to 9% of base salary.

Where applicable the following table sets forth information in respect of the Corporation’s defined contribution pension plan payments on behalf of the Named Executive Officers for the Corporation’s most recently completed financial year. Only Mr. Cowan elected to participate in the Corporation’s defined contribution pension plan. The rest of the Named Executive Officers participate in the Corporation’s group retirement savings plan and/or receive taxable cash.

Name	Accumulated value at start of year ($)	Compensatory ($)(1)	Accumulated value at year end ($)

Asim Ghosh	-	-	-

Alister Cowan	68,112	21,750	83,430

Robert J. Peabody	-	-	-

Robert M. Hinkel	-	-	-

Paul J. McCloskey	-	-	-

John C.S. Lau	-	-	-

NOTE:

(1)	Represents employer contributions.

Employment Agreements

All of the Named Executive Officers have Executive Employment Agreements with Husky Oil Operations Limited, the Corporation’s principal operating subsidiary.

The terms of the Executive Employment Agreements provide that in the event of the termination of the Named Executive Officer by the Corporation without just cause or by the Named Executive Officer following a change of control, the Named Executive Officer will be entitled to receive a retiring allowance consisting of a lump sum cash amount equal to two times the Named Executive Officer’s base annual salary plus the continuation of all group benefits for a period of 24 months following the termination of employment, or at the Corporation’s option, in lieu of such continued coverage, an additional cash payment equal to 15% of two times the Named Executive Officer’s base annual salary. In addition, pursuant to the Option Plan the Board of Directors has the authority to accelerate the vesting of all outstanding options held by the Named Executive Officers.

The total amount that would be payable under the Executive Employment Agreement to each of the Named Executive Officers as at December 31, 2011 assuming a cash payment in lieu of continued benefit coverage, no accrued and unpaid vacation pay and no acceleration of the vesting of unvested options, is set out in the following table.

	00000000000000000000	00000000000000000000	00000000000000000000
Name	Salary Related ($)	Benefits Related ($)	Total ($)

Asim Ghosh	3,084,000	462,600	3,546,600

Alister Cowan	890,000	133,500	1,023,500

Robert J. Peabody	1,540,000	231,000	1,771,000

Robert M. Hinkel(1)	850,540	127,581	978,121

Paul J. McCloskey	850,000	127,500	977,500

NOTE:

(1)	Mr. Hinkel is paid in United States dollars. His salary and benefits have been converted to Canadian dollars using the Bank of Canada 2011 annual average exchange rate of $0.989.

In the event a Named Executive Officer terminates his Executive Employment Agreement upon a change of control, the Named Executive Officer has agreed, at the Corporation’s option, to continue his employment for a period of up to six months following such termination at his existing compensation package, to assist the Corporation in an orderly transition of management. The Executive Employment Agreements also contain non-competition and standard confidentiality provisions. The Named Executive Officers have agreed that so long as they are employed by the Corporation, they are not to engage in any practice or business in competition with the business of the Corporation or any of its affiliates.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as at December 31, 2011 with respect to the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)

Equity compensation plans approved by securityholders	33,336,728(1)	$34.62(1)	16,010,839 (1)

Equity compensation plans not approved by securityholders	Nil	N/A	N/A

Total	33,336,728(1)	$34.62(1)	16,010,839(1)

NOTE:

(1)	Reflects a two-for-one share split on June 27, 2007.

The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Option Plan is presently fixed at 84,000,000 which represents approximately 8.7% of the Corporation’s outstanding Common Shares as of February 29, 2012. Options for 9,618,800 Common Shares were granted in 2011, which represents approximately 1% of the Corporation’s outstanding Common Shares as at February 29, 2012. A total of 32,792,775 options are outstanding as of February 29, 2012 representing 3.4% of the Corporation’s outstanding Common Shares. The maximum number of Common Shares that may be optioned to any one Eligible Person under the Option Plan, together with all other previously established or proposed options, shall not exceed 1% of the total number of Common Shares issued and outstanding on a non-diluted basis. The maximum number of Common Shares which may be reserved for issue pursuant to options granted to insiders under the Option Plan together with all other previously established or proposed share compensation arrangements, in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares which may be issuable under the Option Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements within a one-year period: (i) to insiders in aggregate, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) to any one Eligible Person, who is an insider, shall not exceed 1% of the issued and outstanding Common Shares. The options are not assignable and terminate immediately upon the Eligible Person being dismissed from his or her employment for cause or resigning at the request of the Corporation, or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of the Corporation) or is dismissed without cause. In the event of death, any options that have vested at the date of death may be exercised by the legal representatives of the Eligible Person during the period ending 12 months after the death of the Eligible Person.

REPORTS OF OTHER COMMITTEES

Audit Committee Report

Information in respect of the composition of the Corporation’s Audit Committee, the education and experience of each of the members of the Audit Committee, the Audit Committee’s Mandate, the Audit Committee’s policies and procedures for the engagement of non-audit services and the fees paid by the Corporation for external auditor services in 2011 is set out under the heading “Audit Committee” in the Corporation’s Annual Information Form dated March 8, 2012.

Membership

The Board of Directors appointed the current members of the Audit Committee on April 27, 2011 and appointed William Shurniak to be the Chair of the Committee. The Audit Committee has four members, including the Chair, and each is an independent director.

Mandate

A copy of the Audit Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings - 2011

The Audit Committee held five meetings in 2011 and, among other matters, considered the following:

•

Reviewed and discussed (i) the year end 2010 reserves data and reserves determination process with internal senior reserves personnel and the outside independent reserves advisor to the Audit Committee, and (ii) the selection and role of the independent reserves auditor.

•	Met with the independent reserves auditor separate from management and confirmed that there were no restrictions that affected their ability to report on reserves data without reservation.

•

Approved and recommended to the Board of Directors the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the reports of the internal qualified reserves evaluators and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2010.

•	Approved the fourth quarter news release pertaining to the fourth quarter 2010 financial results and Management’s Discussion and Analysis thereon, pursuant to a delegation from the Board of Directors.

•	Received from management and the external auditors at each meeting an update on the status of the Corporation’s implementation of International Financial Reporting Standards.

•

Reviewed and approved and recommended to the Board of Directors for approval the 2010 Annual Information Form, the Management’s Discussion and Analysis contained in the 2010 Annual Report and the audited consolidated financial statements for the year ended December 31, 2010, together with the auditors’ report thereon, for filing with the Canadian securities regulators and the Form 40-F for filing with the US Securities and Exchange Commission.

•

Reviewed and approved and recommended to the Board of Directors for approval Note 24 – First Time Adoption of International Financial Reporting Standard for inclusion in the audited consolidated financial statements for the year ended December 31, 2010.

•	Recommended to the Board of Directors the public issuance of cumulative redeemable rate reset preferred shares, series 1.

•

Approved the interim financial statements and press releases, including Management’s Discussion and Analysis, for the three months ended March 31, 2011, for the six months ended June 30, 2011 and the nine months ended September 30, 2011 pursuant to a delegation from the Board of Directors.

•

Reviewed and recommended to the Board of Directors for approval the external auditor’s fees for 2011 and recommended to the Board of Directors the reappointment of KPMG LLP as the Corporation’s external auditors for 2011 and that the shareholders be asked to reappoint KPMG LLP as the Corporation’s external auditors for 2011.

•

Received reports from, and met with, the external auditors to discuss the 2010 annual audit, the results of the audit, their assessment of the Corporation’s accounting and internal control over financial reporting, their Report of Independent Registered Public Accounting Firm and their statement on independence from the Corporation. The external auditors attended all meetings and met four times with the Audit Committee separate from management.

•

Received four reports from and met with the Corporation’s internal auditor to discuss business control and compliance audits conducted by internal audit. The internal auditor attended all meetings and met four times with the Audit Committee separate from management.

•	Received at each meeting a risk management report from management.

•	Reviewed and approved the Internal Audit Plan for 2011.

•	Received management’s report on the assessment of internal controls over financial reporting.

•	Reviewed the Audit Committee Mandate.

•	Reviewed at each meeting the Audit Committee Charter Checklist.

•

Confirmed with management that there were no unresolved issues or difficulties between management and the external auditors that could affect the financial statements and reviewed with management the overall performance of the external auditors.

•	Reviewed and approved the external auditors’ engagement letter, audit plan for 2012 and KPMG LLP’s proposed fees for 2012.

•	Reviewed the Corporation’s insurance coverage.

•	Approved certain audit related and non-audit services provided by the external auditors.

•	Received an information technology update from management.

•	Received from management updates on tax matters and current tax issues affecting the Corporation and on the status of material litigation involving the Corporation.

Meetings - First Quarter 2012

The Audit Committee held two meetings in the first quarter of 2012 and, among other matters, considered the following:

•

Reviewed and discussed (i) the year end 2011 reserves data and reserves determination process with internal senior reserves personnel and the outside independent reserves advisor to the Audit Committee, and (ii) the selection and role of the independent reserves auditor.

•	Approved the fourth quarter news release pertaining to the fourth quarter 2011 financial results, pursuant to a delegation from the Board of Directors.

•

Reviewed and discussed with management and the external auditors the 2011 Annual Information Form, Management’s Discussion and Analysis contained in the 2011 Annual Report and the audited consolidated financial statements for the year ended December 31, 2011 and recommended approval to the Board of Directors for filing with the Canadian securities regulators and the Form 40-F for filing with the U.S. Securities and Exchange Commission.

Report presented by:

William Shurniak, Chair

Frederick S.H. Ma

George C. Magnus

Colin S. Russel

Compensation Committee Report

Membership

The Board of Directors appointed the current members of the Compensation Committee on April 27, 2011 and reappointed Canning K.N. Fok to be the Chair of the Committee. The Compensation Committee has four members, including the Chair, and two of the members are independent directors and the other two directors are independent of management.

Mandate

A copy of the Compensation Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings - 2011

The Compensation Committee held one meeting in 2011 and among other matters considered the following:

•	Reviewed and approved the 2011 compensation budget.

•

Reviewed and discussed with the President & Chief Executive Officer his recommendations for the 2010 bonuses and the 2011 compensation for the Corporation’s executive officers, and approved after consideration of those recommendations the 2010 bonuses and the 2011 executive officer compensation.

•	Reviewed and approved the annual Long Term Incentive Plan Allocation Guidelines pertaining to time vested stock options and performance share units.

•

Reviewed and approved the President & Chief Executive Officer’s objectives for 2011 and determined the 2010 bonus payable to the President & Chief Executive Officer based on the achievement of objectives for 2010 and his compensation for 2011.

•	Reviewed and approved the 2010 bonus for the President & Chief Executive Officer, Asia Pacific based on the achievement of his objectives and his compensation for 2011.

•	Reviewed and approved administrative amendments to the Corporation’s Incentive Stock Option Plan.

Meetings - First Quarter 2012

The Compensation Committee held one meeting in the first quarter of 2012 at which it reviewed and approved the 2012 compensation budget; reviewed with the President & Chief Executive Officer and approved the 2011 bonuses and 2012 salaries for the Corporation’s executive officers; and reviewed and approved the annual Long Term Incentive Plan Allocation Guidelines. The Compensation Committee also, without the President & Chief Executive Officer present, reviewed and set the 2011 bonus and 2012 salary for the President & Chief Executive Officer.

Report presented by:

Canning K.N. Fok, Chair

Martin J.G. Glynn

Eva L. Kwok

Frank J. Sixt

Corporate Governance Committee Report

Membership

The Board of Directors appointed the current members of the Corporate Governance Committee on April 27, 2011 and reappointed Martin J.G. Glynn to be the Chair of the Committee. The Corporate Governance Committee has four members, including the Chair, and each member is an independent director.

Mandate

A copy of the Corporate Governance Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings - 2011

The Corporate Governance Committee held three meetings in 2011 and, among other matters, considered the following:

•	Reviewed the membership of the Committees of the Board of Directors and the current Committee Chairs and proposed changes for 2011.

•	Reviewed and approved the Statement of Corporate Governance Practices in the 2011 Management Information Circular, including the disclosure regarding director independence.

•	Reviewed and provided input on a revised draft Corporate Communications Policy to be circulated to the Board of Directors for its consideration.

•	Received and reviewed Husky’s risk management update.

•	Reviewed directors’ education activities for 2011, and arranged education sessions and site tours.

•	Reviewed director compensation and recommended amendments to the Board of Directors.

•	Reviewed the sale of the Corporation’s interest in the Meridian Co-Generation facility to a related party of one of the Corporation’s principal shareholders.

•

Received a report on the proposed listing of the Corporation’s common shares on the Stock Exchange of Hong Kong, and considered the independence standards for directors under Hong Kong rules and the differences from Canadian requirements and the status of each director in relation to those standards.

•	Reviewed the results of the 2011 Director Assessment Surveys.

•	Reviewed the Corporation’s minimum share ownership requirements for directors and executive officers.

•	Reviewed and considered the mandates of the Board of Directors and of each of the committees of the Board of Directors.

•	Received an overview of recent legal and regulatory developments in both Canada and the U.S. regarding corporate governance.

•	Reviewed the director skills matrix.

•	Reviewed the agenda items for the meetings of the Board of Directors to be held in 2012.

•	Determined that the 2012 corporate governance priorities for 2012 would include formalization of a Husky risk management mandate and committee rotations.

Meetings - First Quarter of 2012

The Corporate Governance Committee held one meeting in the first quarter of 2012 and, among other matters, reviewed and recommended to the Board of Directors the approval of the Statement of Corporate Governance Practices which can be found in Schedule “A” of this Circular, including the assessment of director independence.

Report presented by:

Martin J. G. Glynn, Chair

Stephen E. Bradley

Eva L. Kwok

Wayne E. Shaw

Health, Safety and Environment Committee Report

Membership

The Board of Directors appointed the current members of the Health, Safety and Environment Committee on April 27, 2011 and reappointed Stanley T.L. Kwok as the Chair of the Committee. The Health, Safety and Environment Committee has four members, including the Chair, and each member is an independent director.

Mandate

A copy of the Health, Safety and Environment Committee’s Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings - 2011

The Health, Safety and Environment Committee held two meetings in 2011 and among other matters considered the following:

•	Reviewed HS&E Mandate to determine adequacy and if any updates were required.

•	Reviewed 2011 incident at Ansell.

•

Reviewed the Husky Operational Integrity Management System, including the 2010 completed standards, the anticipated 2011 standards, and the progress being made in the implementation of HOIMS generally.

•	Reviewed 2010 HS&E performance, critical incidents and 2011 targets.

•	Reviewed 2011 HS&E focus, including health and safety, upstream environmental operations, upstream liability management and midstream/downstream environmental operations.

•	Reviewed the Corporation’s overall safety risks, including review of the Risk Matrix, the top risks identified and the actions taken to address them.

•

Received further updates from the investigation reports on the BP Gulf of Mexico well blowout, reviewed with management the actions taken at the Corporation’s East Coast Canada and South East Asia offshore operations in response to the investigation reports.

•	Reviewed approach being taken as to Husky’s Enterprise Risk Management process, and how HS&E fits into such process.

•	Reviewed the HS&E 2011 Accomplishments and 2012 Business Plan.

•	Reviewed Pipeline Integrity Management report.

•	Reviewed Husky’s position on climate control as part of its commitment to environmental sustainability.

•	Reviewed a management proposal to reorganize the Corporation’s Health, Safety and Environment portfolio.

•

Reviewed and agreed with the proposal of management to divide the HS&E operation into (a) Occupational and Process Safety (reporting to the Chief Operating Officer through the Vice-President, Engineering and Procurement Management), and (b) Environment, Health and Corporate Responsibility (reporting to the Chief Executive Officer through Vice-President, Human and Corporate Resources).

Report presented by:

Stanley T.L. Kwok, Chair

Frederick S.H. Ma

Colin S. Russel

Wayne E. Shaw

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Corporation’s directors, executive officers or companies or persons that beneficially own or control or direct, directly or indirectly, or a combination of both, more than 10 percent of the Corporation’s Common Shares, proposed nominees for election as directors of the Corporation or any of their respective associates or affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation’s last financial year, or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, or any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for the most recently completed financial year ended December 31, 2011, contained in the Corporation’s Annual Report for the year ended December 31, 2011. Any request for any of these documents should be made to the Corporate Secretary, Husky Energy Inc., 707 - 8th Avenue S.W., Calgary, Alberta, T2P 1H5 and/or fax (403) 298-7323. Information can also be obtained through the Corporation’s website at www.huskyenergy.com and on SEDAR at www.sedar.com.

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Corporation (the Board) recognizes that good corporate governance is of fundamental importance to the success of the Corporation. The Corporation’s governance practices are the responsibility of the Board but the Board has delegated some of its responsibilities to develop and monitor the Corporation’s governance practices to the Corporate Governance Committee. The Board has developed corporate governance policies and procedures which are monitored and reviewed on a continuous basis.

On June 30, 2005, the Canadian Securities Administrators (CSA) adopted (i) rules regarding corporate governance best practices, and (ii) amendments to the rules relating to audit committees, through the implementation of National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101), National Policy 58-201 – Corporate Governance Guidelines (NP 58-201) and amendments to National Instrument 52-110 – Audit Committees (NI 52-110). NI 58-101 and NP 58-201 replaced the Toronto Stock Exchange’s disclosure requirement and guidelines. This Statement of Corporate Governance Practices has been prepared in accordance with Form 58-101F1 and has been approved by the Corporate Governance Committee and the Board. The Board has determined that the Corporation’s governance practices are generally aligned with the practices and guidelines set out in NI 58-101 and NP 58-201.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

NP 58-201 provides that a board of directors should have a majority of independent directors. NI 52-110 provides that an “independent director” is one who has no direct or indirect material relationship with the issuer. A “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board, with the assistance of the Corporate Governance Committee and counsel to the Corporation, is responsible for determining whether or not each director is “independent”. To carry out this determination, all relationships with the Corporation, its subsidiaries and affiliates are reviewed. To assist the Board in its determination, all directors complete a detailed questionnaire which includes disclosure of any material interest and business relationships with the Corporation, its subsidiaries and affiliates, and his or her shareholdings in the Corporation.

Each of Stephen Bradley, Martin J.G. Glynn, Eva L. Kwok, Stanley T.L. Kwok, Frederick S.H. Ma, George C. Magnus, Colin S. Russel, Wayne E. Shaw and William Shurniak are independent.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Victor T.K. Li, Canning K.N. Fok, Poh Chan Koh, and Frank J. Sixt are not “independent” within the meaning of NI 58-101 because they are executive officers of affiliates of the Corporation’s principal shareholders. Asim Ghosh is not independent as he is President & Chief Executive Officer of the Corporation.

2

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Of the 14 proposed nominees for election to the Board, 9 are “independent” under NI 58-101.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or foreign jurisdiction, identify both the director and the other issuer.

The other directorships which the Corporation’s directors hold in other reporting issuers, or the equivalent in foreign jurisdictions, are set out at pages 12 and 13 of this Circular.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

During 2 of the 7 Board meetings held during 2011 a portion of the meeting was held without management present. In addition, a portion of 5 of 11 Committee meetings in 2011 were held without management present. Although four of the five non-independent directors are not independent under NP 58-201 because, as described above, they are executive officers of affiliates of the Corporation’s principal shareholders or otherwise, the Board is of the view that those directors exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do. Accordingly, the in-camera sessions of the non-management directors are a forum for open and candid discussions. In addition, the independent directors also met twice in 2011 without management and the non-independent directors being present.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board has appointed Co-Chairs of the Board, each of whom is not “independent” under NP 58-201 as each is an executive officer of affiliates of the Corporation’s principal shareholders. Although not independent under NP 58-201, the Board is of the view that the Co-Chairs exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do.

The principal responsibilities of the Co-Chairs include overseeing the Board’s effectiveness and efficiency, the general management of the Board and its processes, the maintenance of the Board’s independence from management, and the general administration of the Board’s relationship with the President & Chief Executive Officer and the other senior officers of the Corporation.

3

The Co-Chairs communicate regularly with Board members and provide feedback to the President & Chief Executive Officer on behalf of the Board and/or individual directors. In addition, the Co-Chairs work with the Corporate Governance Committee, which is composed of independent directors, and the President & Chief Executive Officer and the Corporate Secretary in setting Board meeting schedules and agendas.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following table summarizes the meetings of the Board and its Committees held during 2011 and the attendance of the individual directors of the Corporation at such meetings.

	R. Donald Fullerton(4)	R. Donald Fullerton(4)	R. Donald Fullerton(4)	R. Donald Fullerton(4)	R. Donald Fullerton(4)
Meetings of the Board and Committees
Director	Board	Audit	Compensation	Health, Safety and Environment	Corporate Governance

Victor T.K. Li	4/7 (Co-Chair)(1)	-	-	-	-
Canning K.N. Fok	7/7 (Co-Chair)	-	0/1 (Chair)(2)	-	-
Stephen E. Bradley(3)	7/7	-	-	-	2/2
R. Donald Fullerton(4)	4/4	3/3 (Chair)	-	-	-
Asim Ghosh	6/7(5)	-	-	-	-
Martin J.G. Glynn	7/7	-	1/1	-	3/3 (Chair)
Poh Chan Koh	7/7	-	-	-	-
Eva L. Kwok	7/7	-	1/1	-	3/3
Stanley T.L. Kwok	7/7	-	-	2/2 (Chair)	-
Frederick S.H. Ma	7/7	5/5	-	2/2	-
George C. Magnus	7/7	5/5	-	-	-
Colin S. Russel	7/7	5/5	-	2/2	-
Wayne E. Shaw	7/7	-	-	2/2	3/3
William Shurniak(6)	7/7	5/5 (Chair)	-	-	-
Frank J. Sixt	6/7(7)	-	1/1	-	-

NOTES:

(1)

Due to schedule conflicts, Mr. Li was unable to attend two special meetings of the Board that were called on short notice. Directors unable to attend a meeting are provided in advance with all materials in respect of the business to be considered. Prior to the meetings he was unable to attend, Mr. Li communicated his views on the matters to be addressed to Mr. Fok, the Co-Chairman. Had he been able to attend these two meetings, his attendance would have been 86%.

(2)

Due to a schedule conflict, Mr. Fok was unable to attend this meeting of the Compensation Committee. Prior to the meeting, he was fully briefed and he provided his input on all matters to be determined by the committee. In addition, he was fully involved in the consideration and subsequent determination of the 2010 bonuses and the 2011 salaries for the President & Chief Executive Officer and the President & Chief Executive Officer, Asia Pacific. Had he been able to attend, his attendance would have been 100%.

(3)	Mr. Bradley was appointed to the Corporate Governance Committee on April 27, 2011.

(4)	Mr. Fullerton passed away on May 29, 2011.

(5)

Due to a schedule conflict, Mr. Ghosh was unable to attend a special meeting of the Board that was called on short notice. Directors unable to attend a meeting are provided in advance with all materials in respect of the business to be considered. Prior to the meeting he was unable to attend, Mr. Ghosh communicated his views on the matters to be addressed to Mr. Fok, the Co-Chairman. Had he been able to attend this meeting, his attendance would have been 100%.

(6)	Mr. Shurniak was appointed Chair of the Audit Committee on April 27, 2011, replacing Mr. Fullerton.

4

(7)

Due to a schedule conflict, Mr. Sixt was unable to attend a meeting of the Board that had to be rescheduled on short notice. Directors unable to attend a meeting are provided in advance with all materials in respect of the business to be considered. Prior to the meeting he was unable to attend, Mr. Sixt communicated his views on the matters to be addressed to Mr. Fok, the Co-Chairman. Had he been able to attend this meeting, his attendance would have been 100%.

2.	Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board’s Mandate, setting out its duties and responsibilities, is attached to this Schedule “A” as Appendix “1”. The Board, as a whole, regularly reviews its Mandate.

3.	Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such person.

The Board has adopted written Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee. The Duties and Responsibilities provide that the Co-Chairs act as chief administrative officers of the Board and have the responsibilities described above under 1(f).

The Duties and Responsibilities of the Co-Chairs and the Chair of each Board Committee are reviewed regularly.

The Duties and Responsibilities of the Chair of each Board Committee provide that the Chair is responsible for ensuring that the written mandate of the Committee for which he or she serves as Chair is adhered to and that the objectives of each Committee are accomplished.

Copies of the Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee can be found on the Corporation’s website at www.huskyenergy.com.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has adopted Duties and Responsibilities for the President & Chief Executive Officer pursuant to which the Board has delegated to the President & Chief Executive Officer the authority to manage and supervise the business of the Corporation, including the making of all decisions regarding the Corporation’s operations that are not specifically reserved to the Board under the Board’s Mandate. The President & Chief Executive Officer is responsible for meeting the annual corporate objectives of the Corporation which are consistent with the Corporation’s overall strategic plan and budget. The Board has also approved the President & Chief Executive Officer’s specific discretionary authority.

The Duties and Responsibilities of the President & Chief Executive Officer are reviewed annually.

5

A copy of the Duties and Responsibilities for the President & Chief Executive Officer can be found on the Corporation’s website at www.huskyenergy.com.

4.	Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporation has established and maintains an orientation program for new directors which includes briefings with senior management, copies of current statutory and operational reports and if desired, site visits to corporate facilities. New directors are provided with substantial reference material pertaining to the Corporation, its strategic focus, financial and operating history, corporate governance practices and corporate vision, the role, duties and responsibilities of the Board, its Committees and the directors and other background information. In addition, all directors annually receive a Board Handbook containing, among other things, the Board’s Mandate, the articles and by-laws of the Corporation, an organization chart of the Corporation and its subsidiaries, corporate fact sheets, strategic plan, list of Committees and Committee Mandates and various corporate policies.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Information sessions for all directors are held regularly on topics relating to significant aspects of the Corporation’s business and operations, including the legal, regulatory and industry requirements and environment in which the Corporation operates. The Corporate Governance Committee reviews information on governance and legal topics that may be of interest to directors, and if appropriate, invites external experts to make presentations to the Board on specified subjects. In addition, to foster the Board’s continuing familiarity with corporate matters on an ongoing basis, senior officers of the Corporation attend portions of Board meetings to report on their respective business activities.

During 2011, the Board received management presentations on the following topics as part of the continuing directors’ education program: Oil Sands Development and Oil Resource Plays. The Board also received an external presentation in respect of a 10-Year Energy Outlook: Forces of Change and Trends Affecting Oil and Gas. In addition, certain directors participated in site visits of the Corporation’s major facilities. In 2011, site visits included St. John’s and various locations in the Lloydminster area, including Pikes Peak and the Husky Lloydminster Upgrader.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

6

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has a Code of Business Conduct that is applicable to all directors, officers and employees of the Corporation. A copy of the Code of Business Conduct can be found on the Corporation’s website at www.huskyenergy.com and at www.sedar.com. Pursuant to this Code, among other things, management is expected to manage the Corporation (and the Board is expected to oversee management) in a manner that enhances shareholder value, consistent with the highest level of integrity and with the law. The Code also establishes a process for employees to make anonymous reports of suspected illegal, unethical or improper conduct in violation of the Code.

In addition, in 2011 the Corporation launched a new Ethics Help Line, a reporting mechanism that provides an avenue for employees and external stakeholders to anonymously report potential breaches of the Corporation’s Code of Business Conduct. Reports may be filed in two ways: by calling a toll-free telephone number, or online through a web-based reporting system. Reports deemed to require investigation will be investigated by the Help Line Investigations Committee, which is comprised of representatives from legal, corporate security, human resources, health, safety and environment, and internal audit.

The Board, through the Audit Committee, monitors compliance with the Code by reviewing with management, internal audit and the external auditors the methods used to establish and monitor the Corporation’s policies with respect to unethical or illegal activities by the Corporation’s employees that may have a material impact on the financial statements or other reporting of the Corporation. The Audit Committee is responsible, if required, for granting compliance waivers to directors and officers. No such waivers were requested by or granted to any directors or officers in 2011.

(b)

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Any transactions or agreements in respect of which a director or an officer has a material interest are specifically mandated to be dealt with by the Corporation’s Corporate Governance Committee. The Corporate Governance Committee reviews such transactions or agreements to ensure they reflect market practice and are in the best interests of the Corporation. Any recommendations or advice pertaining to a specific matter is then communicated to the Co-Chairs and the Board. In 2011, no such transactions or agreements were brought before the Corporate Governance Committee.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board’s responsibilities are governed by (i) the Business Corporations Act (Alberta), (ii) the Corporation’s articles and by-laws, (iii) the Board Mandate, (iv) the Corporation’s Code of Business Conduct, (v) the Corporation’s Corporate Communications Disclosure and Insider Trading/Reporting Policy, (vii) the Terms of Reference of each of the Board Committees, and (vii) other corporate policies and applicable laws.

The Corporation’s Company Communications Disclosure and Insider Trading/Reporting Policy governs the conduct of all directors, officers and employees pertaining to the disclosure of material information about the business and affairs of the Corporation and the trading in the Corporation’s securities.

7

Information regarding the Ethics Help Line and a copy of the Company Communications Disclosure and Insider Trading/Reporting Policy can be found on the Corporation’s website at www.huskyenergy.com.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Board has constituted a Corporate Governance Committee which is responsible for periodically reviewing the composition and the criteria regarding the composition of the Board and its Committees. New nominees to the Board are reviewed by the Corporate Governance Committee and the Co-Chairs and, thereafter are presented to the full Board for approval. As part of this process the Corporate Governance Committee consults with the Co-Chairs and has available a skills matrix based on broad criteria regarding personal qualifications of candidates for Board membership, such as background, business, board and international experience, technical skills (financial, legal, human resources, executive compensation) and personal characteristics, including integrity, judgment and communication skills. A copy of the Mandate of the Corporate Governance Committee describing the Committee’s director nomination mandate can be found on the Corporation’s website at www.huskyenergy.com.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a separate nominating committee as this function is performed by the Board’s Corporate Governance Committee. All of the members of the Corporate Governance Committee are independent directors.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board does not have a separate nominating committee.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

See the discussion under “Executive Compensation – Compensation Discussion and Analysis” on pages 19 to 27 of this Circular which is incorporated by reference herein.

8

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors and officers, describe what steps the board takes to ensure an objective process for determining such compensation.

See the discussion under “Executive Compensation – Compensation Governance” on pages 28 to 30 of this Circular which is incorporated by reference herein.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

See the discussion under “Executive Compensation – Compensation Governance” on pages 28 to 30 of this Circular which is incorporated by reference herein.

(d)

If a compensation committee consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining the compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state the fact and briefly describe the nature of the work.

See the discussion under “Executive Compensation – Compensation Governance” on pages 28 to 30 of this Circular which is incorporated by reference herein.

8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Compensation Committee and the Corporate Governance Committee, the Corporation has a Health, Safety and Environment Committee.

The Mandate of the Health, Safety and Environment Committee is to:

1.	review, on a periodic basis, the Corporation’s HS&E policy, management systems and programs and any significant policy contraventions;

2.	review, on a periodic basis, the Corporation’s HS&E audit program and significant findings resulting from the program;

3.	review, on a periodic basis, compliance with governmental orders, conduct of litigation and other proceedings relating to HS&E matters;

4.	review, on a periodic basis, actions and initiatives undertaken to mitigate HS&E risk and/or HS&E matters having the potential to affect the Corporation’s activities, plans, strategies or reputation;

5.	conduct a periodic review of the Corporation’s environmental remediation program;

9

6.

monitor, on a periodic basis, the relationship with regulatory authorities and others outside the Corporation (including joint venture partners, neighbouring property owners, stakeholders and shareholders) on HS&E issues;

7.	carry out such other responsibilities as the Board may, from time to time, set forth; and

8.	advise and report to the Co-Chairs of the Board and the Board, relative to the duties and responsibilities set out above, from time to time, set in such detail as is responsibly appropriate.

The members of each Committee and the attendance record at Committee meetings is disclosed on page 3 of this Schedule “A”.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The process of assessing Board effectiveness is carried on through an informal process of engagement and dialogue between the Co-Chairs and the individual directors and by a formal process involving the completion of annual surveys by all of the directors. The responses to the annual assessment surveys are reviewed by the Corporate Governance Committee and the Co-Chairs, discussed with the directors, as required and lodged for the record with the Corporate Secretary.

An informal process of assessing the performance of Board Committees and individual directors is conducted by way of engagement and dialogue between the Co-Chairs, the Board Committee Chairs and individual directors.

APPENDIX 1

HUSKY ENERGY INC.

BOARD OF DIRECTORS MANDATE

A.	STEWARDSHIP RESPONSIBILITY

Subject to the Articles and By-laws of Husky Energy Inc. (the “Corporation”) and applicable laws, the Board of Directors of the Corporation (the “Board”) has stewardship responsibilities to:

1.	oversee the conduct of the business of the Corporation;

2.	provide supervising leadership and direction to the President and Chief Executive Officer and senior management of the Corporation;

3.	assess the President and Chief Executive Officer’s performance;

4.	approve policies appropriate for the business of the Corporation;

5.	approve corporate strategies and goals of the Corporation; and

6.	be accountable to the Corporation’s shareholders to establish procedures for good governance and to enhance shareholder value.

The day to day management of the business and affairs of the Corporation is delegated by the Board to the President and Chief Executive Officer. The Board will give direction and guidance, through the President and Chief Executive Officer, to senior management for achievement of corporate objectives, define senior management limitations, and monitor performance against those objectives and senior management limitations. The President and Chief Executive Officer is expected to keep senior management informed of the Board’s evaluation of the senior management in achieving and complying with established corporate objectives.

B.	COMPOSITION OF BOARD OF DIRECTORS, COMMITTEES AND SENIOR MANAGEMENT

The Board will:

1.	before each annual general meeting, recommend nominees to the shareholders for election as directors for the ensuing year;

2.	immediately following each annual general meeting:

(i)

appoint the Audit Committee, Compensation Committee, Corporate Governance Committee, Health, Safety and Environment Committee and such other committees as may be deemed appropriate from time to time, and appoint the chair as well as membership of each Committee; and

(ii)

elect Co-Chairs of the Board (who will be independent of management) and establish their duties and responsibilities. A principal responsibility of the Co-Chairs of the Board of Directors will be to manage, and act as the chief administrative officers of, the Board of Directors with such duties and responsibilities as the Board may establish from time to time.;

2

3.	with the advice of the Corporate Governance Committee, approve the mandate of each committee of the Board and the duties and responsibilities of each committee Chair, from time to time;

4.	appoint the President and Chief Executive Officer of the Corporation, who will be a member of the Board; and

5.	on the recommendation of the President and Chief Executive Officer, appoint the senior officers of the Corporation and approve the senior management structure of the Corporation.

C.	MEETINGS

The Board will meet not less than four times during each year and will endeavour to hold one meeting in each quarter. The Board will also meet at any other time at the call of the Co-Chairs of the Board or, subject to the Articles and By-laws of the Corporation, the President and Chief Executive Officer or any director.

Directors may be present at meetings of the Board either in person or by telephone or other communications facilities which permit all persons participating in the meeting to hear each other.

D.	SPECIFIC DUTIES AND RESPONSIBILITIES

The Board will have the specific duties and responsibilities as described below.

1.

Approve annually, monitor and provide guidance on the strategic planning process and long term goals for the Corporation (the President and Chief Executive Officer and senior management will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Corporation).

2.

Establish annual performance objectives against which to measure corporate and senior management performance and, based on the reports from the President and Chief Executive Officer, monitor the success of such corporate and senior management performance.

3.

With advice from the Audit Committee and the Health, Safety and Environment Committee, in respect of their respective areas of oversight, identify the principal risks of the Corporation’s business and use reasonable steps to ensure the implementation of appropriate systems to manage such risks, and in doing so attempt to achieve a proper balance between such risk and the potential return to shareholders.

4.	In regards to the Corporation’s management:

(i)

Delegate to the President and Chief Executive Officer the authority to manage and supervise the business of the Corporation, including making of all decisions regarding the Corporation’s operations, subject to limitations on such delegation as prescribed in applicable laws and any limitations the Board determines are required in the exercise of the authority delegated to the President and Chief Executive Officer.

3

(ii)

With advice from the Compensation Committee, establish the duties and responsibilities of the President and Chief Executive Officer and assess and evaluate the performance of the President and Chief Executive Officer against such standards.

(iii)	Approve operational policies within which senior management will operate.

(iv)	Take reasonable steps to ensure the Corporation has management of the highest caliber.

(v)	Take reasonable steps to ensure that the President and Chief Executive Officer has in place adequate programs to recruit, retain, develop and assess the performance of senior management.

(vi)

With advice from the Compensation Committee, satisfy itself that senior management compensation is linked appropriately to corporate performance (responsibility being carried out primarily through the appointment of the President and Chief Executive Officer as the Corporation’s business leader).

(vii)	Keep in place adequate and effective succession plans for the President and Chief Executive Officer and senior management and review such plans on an annual basis.

5.	With advice from the Audit Committee, approve the Corporation’s annual financial plans.

6.	With advice from the Audit Committee, oversee the integrity of the Corporation’s internal controls and management information systems.

7.

Approve the Corporation’s communications policy, monitor the policies and procedures that are in place to provide for effective and timely communication by the Corporation with its shareholders, and with the public generally, including effective means to enable shareholders to communicate with the Board and senior management and to monitor the policies and procedures that are in place to maintain a strong, cohesive and positive image of the Corporation with shareholders, the oil and gas industry, governments and the public generally.

8.	Require that it be kept informed of the Corporation’s major activities and performance and take appropriate action to correct inadequate performance.

9.	Provide for the independent functioning of the Board by putting in place appropriate procedures at such times as is desirable or necessary through:

(i)	the establishment of regular “in camera sessions” without the President and Chief Executive Officer and senior management being present; and

(ii)	the engagement of outside advisers, at the Corporation’s expense.

Effective Date: February 24, 2010